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Exhibit 99.2

Fellow Shareholders,

As we distribute our Notice of Meeting and Management Information Circular, I wanted to update you on what the Board is doing to enhance corporate governance at Progressive Waste Solutions and to drive sustainable value creation for shareholders.

The past year has been one of new heights for Progressive Waste Solutions. We delivered record revenues of $1.8 billion and record adjusted EBITDA of $534.5 million. We returned more than $140 million to shareholders through share repurchases and cash dividends. Subsequent to the year-end, we increased our quarterly dividend by 12%. And we completed our management succession plan as Joseph Quarin assumed the role of Vice Chairman and Chief Executive Officer on January 1, 2012.

Board Renewal Process

Over the course of the last year we initiated a Board renewal process and engaged a professional search firm to assist with identifying suitable director candidates. The Board renewal effort, led by the Governance and Nominating Committee, is unanimously supported by all directors.

The initial result of our process is new director nominee, Jeffrey Keefer, who will stand for election at the upcoming annual meeting. After 34 years with the Dupont Company, Jeffrey retired in 2010. Immediately prior to retirement, he was an Executive Vice President responsible for a number of integral activities including corporate strategy and development, information technology and overall cost and working capital productivity programs. Prior to that, from 2006 to 2009, Jeffrey served as Executive Vice President & Chief Financial Officer of DuPont. He serves on the Advisory Board of CVC Capital Partners and on the boards of a number of charitable organizations. We believe that Jeffrey will make an excellent addition to the Board.

Pursuant to the board succession plan, some longstanding directors will begin to transition off of the Board. These changes will be staggered over a two-year period, ensuring a smooth transition.

After many years of service as CEO and mentoring his replacement, Keith Carrigan is retiring from the Board. Keith led the growth of the business into one of the largest waste services providers in North America. Progressive Waste Solutions will continue to benefit from Keith's skills and experience as he supports Progressive Waste Solutions in a consulting capacity through the balance of 2012.

Also stepping down from the Board at this year's Annual Meeting is Daniel Dickinson. Dan has played an integral role at Progressive Waste Solutions since joining the Board in 2005. He added significant value as the chair of the Compensation Committee and member of the Audit and Governance and Nominating Committees.

Please join the Board in expressing our deepest gratitude to Keith and Dan for their contributions. We wish them continued success in their future endeavors.

The Company also announces that Michael G. DeGroote Sr. will be retiring from the Board in one year's time. Michael's contributions to Progressive Waste Solutions, and Waste Services, Inc. prior to its acquisition by Progressive Waste Solutions, are well known. We are pleased that he will remain on the Board until the 2013 Annual Meeting of Shareholders and participate in the evaluation and selection of new director nominees.

Governance Practices

Finally, as discussed in Progressive Waste Solutions' annual report, the Board has adopted a number of governance enhancements. These enhancements stem from our commitment to maintaining the highest standards of governance and feedback from our shareholders. For full details regarding the specific governance enhancements that have been adopted by the Board, please see Governance Practices on page 13 of the Notice of Meeting and Management Information Circular.

Your Board is committed to representing the interests of shareholders and to the highest standards of stewardship as Progressive Waste Solutions creates value on your behalf. Please review the Notice of Meeting and Management Information Circular and vote your proxy prior to the May 4, 2012 deadline. I hope to see you at our annual meeting on May 8, 2012 at the Toronto Board of Trade.

Yours sincerely,

James J. Forese
Chairman

Corporate Office 400 Applewood Crescent, 2nd Floor Vaughan, Ontario L4K 0C3

PROGRESSIVE WASTE SOLUTIONS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 8, 2012

        NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares (the "Shares") (the "Voting Shareholders") of Progressive Waste Solutions Ltd. ("Progressive" or the "Corporation") will be held at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario on May 8, 2012 at 2:00 p.m., Toronto time, for the following purposes:

  (a)
  to receive the financial statements of the Corporation for the period ended December 31, 2011 and the report of the auditors thereon;

  (b)
  to appoint auditors and to authorize the directors to fix the remuneration of the auditors;

  (c)
  to elect the directors;

  (d)
  to consider and, if thought advisable, pass an ordinary resolution confirming amendments to By-law No. 1 of the Corporation (the full text of which resolution is attached as Schedule A to the accompanying Management Information Circular); and

  (e)
  to transact such other business as may properly come before the Meeting and any and all adjournments thereof.

        A management information circular and form of proxy accompany this Notice.

DATED at Toronto, Ontario, this 2nd day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS
"William Chyfetz"
WILLIAM CHYFETZ Vice President, Associate General Counsel and Secretary

        If you are a Voting Shareholder and you are unable to attend the Meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose to Computershare Investor Services Inc. so as to arrive not later than 2:00 p.m. (Toronto time) on May 4, 2012 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to 1-866-249-7775 (1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Only Voting Shareholders of record at the close of business on March 13, 2012 will be entitled to vote at the Meeting or any adjournment thereof.

PROGRESSIVE WASTE SOLUTIONS LTD.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

MANAGEMENT INFORMATION CIRCULAR
DATED APRIL 2, 2012

THE CORPORATION

        Progressive Waste Solutions Ltd. was originally incorporated on May 20, 2009. Pursuant to Articles of Amalgamation effective May 27, 2009, the name of the Corporation was changed from BFI Canada Ltd. to IESI-BFC Ltd. Pursuant to Articles of Amalgamation effective May 2, 2011, the name of the Corporation was changed to Progressive Waste Solutions Ltd. (together with its predecessors BFI Canada Ltd and IESI-BFC Ltd., "Progressive Waste Solutions" or the "Corporation").

        Progressive Waste Solutions Ltd. is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court approved plan of arrangement under the Business Corporations Act (Ontario) on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. In connection with the Conversion, securityholders of the Fund received common shares (the "Shares") of Progressive Waste Solutions Ltd. in exchange for ordinary trust units (the "Units") of the Fund. As a result of the Conversion, Progressive Waste Solutions Ltd. owned directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        The head and principal office of Progressive Waste Solutions is located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3.

PROXY SOLICITATION AND VOTING AT THE MEETING

Solicitation of Proxies

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by our board of directors from registered owners of the Shares (the "Voting Shares") of the Corporation for use at the annual meeting (the "Meeting") of holders of Voting Shares ("Voting Shareholders") of the Corporation to be held on May 8, 2012 at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario at 2:00 p.m., and at any adjournment thereof, for the purposes set forth in the notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally by the Corporation or its subsidiaries at nominal cost. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxies

        The persons named in the enclosed form of proxy are directors of the Corporation. A Voting Shareholder has the right to appoint another person or company to represent such Voting Shareholder at the Meeting, and may do so by inserting such person's or company's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person or company need not be a Voting Shareholder of the Corporation.

        To be valid, proxies must be returned to Computershare Investor Services Inc. so as to arrive not later than 2:00 p.m. (Toronto time) on May 4, 2012 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Proxies may be returned by facsimile to 1-866-249-7775 (1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Voting of Shares — Advice to Non-Registered Holders

        Only Voting Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Voting Shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Voting Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the notice, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in the Meeting Materials, a request for voting instructions (the "Voting Instructions Form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

        The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Voting Shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person or have another person attend and vote on behalf of the Non-Registered Holder, the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

Revocation of Proxies

        A Voting Shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and returning it to Computershare Investor Services Inc. in the manner and so as to arrive as described above, (b) by depositing an instrument in writing executed by the Voting Shareholder or by the Voting Shareholder's attorney authorized in writing (i) at the head office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any reconvened meeting, at which the proxy is to be used, or (ii) with the Chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (c) in any other manner permitted by law.

Voting of Proxies

        The persons named in the accompanying form of proxy will vote or withhold from voting the Voting Shares in respect of which they are appointed in accordance with the direction of the Voting Shareholder appointing them, and if the Voting Shareholder specifies a choice with respect to any matter to be acted upon, the Voting Shares will be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors, FOR the election of the nominees named herein as directors and FOR the ordinary resolution confirming amendments to By-law No 1 of the Corporation ("By-law No. 1"), all as set out in this Circular. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with their judgment.

Information in this Circular

        In 2009, the Corporation began reporting its financial results in accordance with U.S. GAAP and in U.S. dollars, commencing with its results for the second quarter ended June 30, 2009. As such, unless otherwise indicated, all dollar amounts in this Circular are expressed in U.S. dollars. In addition information herein is presented as of March 30, 2012 unless otherwise indicated.

VOTING SHARES AND GOVERNANCE ARRANGEMENTS

        On March 13, 2012, the Corporation had outstanding 117,283,876 Shares. Each holder of Voting Shares of record at the close of business on March 13, 2012, the record date established for notice of the Meeting (the "Record Date"), will be entitled to vote on all matters proposed to come before the Meeting, even though such Voting Shareholder has since that date disposed of its Voting Shares. No person who acquires Voting Shares after the Record Date shall be entitled to vote at the Meeting or any adjournment thereof.

        Holders of Shares (the "Shareholders") will be entitled to cast one vote for each Share held of record as at the Record Date, on any matter presented to the Voting Shareholders at the Meeting.

PRINCIPAL SHAREHOLDERS

        To the knowledge of the directors and officers of Progressive Waste Solutions, no person or company, as at March 13, 2012, beneficially owned, controlled or directed, directly or indirectly Voting shares carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

        The consolidated financial statements of the Corporation for the period ended December 31, 2011, together with the auditors' report thereon, are available on the Corporation's website, www.progressivewaste.com, or on the Canadian Securities Administrators' SEDAR website at www.sedar.com. The financial statements and auditors' report will be submitted to the Meeting, and receipt thereof at the Meeting will not constitute approval or disapproval of any matter referred to therein.

Appointment of Auditors

        It is proposed that the firm of Deloitte & Touche LLP, Independent Registered Chartered Accountants, be re-appointed as auditors of the Corporation, to hold office until the next annual meeting of Voting Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors. Deloitte & Touche LLP have been the Corporation's auditors since 2002.

        Proxies will be voted FOR the appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof.

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$2,447,567 and C$2,577,548 for 2011 and 2010, respectively, for audit services; C$125,002 for 2011 and C$107,960 for 2010, for audit-related services (including accounting consultations and translation services); and C$282,743 for 2011 and C$194,658 for 2010, for tax compliance, tax advice and tax planning services.

Election of Directors of the Corporation

        Eight directors are to be elected at the Meeting. The members of our board of directors will be elected by the Voting Shareholders.

        Proxies received in favour of management's nominees will be voted FOR the election of the nominees named in the section entitled "Nominees for the Board of Directors" as directors of the Corporation, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof. The directors have no reason to believe that any of the nominees will be unable to serve as a director of the Corporation but, if a nominee is for any reason unavailable to serve as such, proxies received in favour of management's nominees will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the Voting Shareholder has specified in the proxy that such Voting Shares are to be withheld from voting in respect of the election of directors. The Corporation intends to disclose a tabulation of the votes cast for or withheld with respect to each nominee for the Board of Directors.

        Each director elected will hold office until the next annual meeting or until he ceases to be a director.

Confirmation of Amendments to By-law No. 1

        By-law No. 1 relates generally to the transaction of business of the Corporation and has been in force since the Conversion. Specifically, By-law No. 1 addresses: (i) the procedural requirements for the election or appointment of directors and officers and the conduct of board meetings and meetings of shareholders; (ii) indemnification and insurance arrangements; and (iii) the declaration and payment of dividends and the execution of the Corporation's instruments.

        In March 2012, the board of directors approved amendments to By-law No. 1, based on recommendations of the Governance and Nominating Committee. The purpose of the amendments was to align the quorum requirements for meetings of directors and shareholders with best practices. In particular, the quorum for shareholder meetings was increased to at least two persons holding 25% of the eligible vote and the quorum for board meetings was increased to at least 50% of the directors. The casting vote reserved for the Chair of such meetings, in the event of a tie, was eliminated. Certain other housekeeping changes set out in Schedule A to this Circular were also made in connection with these amendments.

        Voting Shareholders are being asked to approve the ordinary resolution set out in Schedule A to this Circular to confirm the amendments to By-law No. 1 (the "By-law Resolution"). In order to be approved, the By-law Resolution must be approved by a majority of the votes cast by Voting Shareholders who vote in respect of the resolution, failing which the amendments to By-law No. 1 will cease to be effective. However, such amendments remain in effect until the By-law Resolution is considered by Voting Shareholders.

        The full text of the amendment to By-law No. 1 is set out in Schedule A of this Circular.

        Proxies will be voted FOR the By-law Resolution, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Shares are to be voted against the By-law Resolution.

        The following table sets forth the names of and certain additional information for the persons proposed to be nominated for election as directors. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2011 of C$1.00 = $1.0109, and for the year ended December 31, 2010 of C$1.00= $0.9708.

Michael G. DeGroote Private Investor Paget Parish, Bermuda Age: 78 Board member since July 2010 Independent
Mr. DeGroote was non-executive Chairman of Waste Services, Inc. from October 2008 until its acquisition by Progressive Waste Solutions Ltd. in July 2010. He has over 35 years of involvement with the waste management industry. Under Mr. DeGroote's leadership, Laidlaw Inc., became the third largest waste management company in North America. After selling his controlling interest in Laidlaw to Canadian Pacific in 1988, Mr. DeGroote was appointed to CP's Board of Directors until he resigned in 1990. Mr. DeGroote was made an Officer of the Order of Canada in 1991 and holds an Honorary Doctorate degree from McMaster University in Hamilton, Ontario.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Finance
• Entrepreneurship
• Mergers & Acquisitions

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	6 of 6 100%	17 of 18 94%
	Compensation	6 of 6 100%
	Governance and Nominating	5 of 6 83%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 30, 2012
5,253(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2011 $154,488

(1)
The total value of Mr. DeGroote's holdings on March 30, 2012 was $113,885 (based on the closing price of Shares on the New York Stock Exchange on March 30, 2012 of $21.68) which equals approximately 28% of the share ownership requirement for directors of the Corporation that he must meet by July 5, 2015.

Michael H. DeGroote President, Westbury International Oakville, Ontario Canada Age: 51 Board member since May 2011 Independent
Mr. DeGroote currently serves as President of Westbury International, a full-service real estate development company, specializing in commercial/industrial land, residential development and property management. Prior to joining Westbury, Mr. DeGroote was Vice President of MGD Holdings and previously held a management position with Cooper Corporation. Mr. DeGroote serves on the Board of Governors of McMaster University in Hamilton, Ontario. Michael H. DeGroote is the son of Michael G. DeGroote.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Corporate Management
	• Entrepreneurship		• Finance
• Mergers & Acquisitions

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	3 of 3 100%	10 of 10 100%
	Audit	2 of 2 100%
	Compensation	3 of 3 100%
	Governance and Nominating	2 of 2 100%
	Environmental Health & Safety	2 of 2 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	CBIZ, Inc.	November 2006 – Present	None
	Waste Services Inc.	July 2008 to July 2010

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 30, 2012
10,903(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2011 $101,366

(1)
The total value of Mr. DeGroote's holdings on March 30, 2012 was $236,377 (based on the closing price of Shares on the New York Stock Exchange on March 30, 2012 of $21.68) which equals approximately 58% of the share ownership requirement for directors of the Corporation that he must meet by May 25, 2016.

John T. Dillon Consultant Greenwich, Connecticut U.S.A. Age: 72 Board member since May 2011 Independent
Mr. Dillon is a Senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners an advisory and investment firm. He is the retired Chairman and CEO of International Paper on October 31, 2003. Mr. Dillon severed as Chairman and Chief Executive Officer from April 1, 1996 to his retirement. From September 1995 to April 1996 he served as the company's President and Chief Operating Officer. Mr. received his bachelor's degree from the University of Hartford in 1966 and master's degree from Columbia University's Graduate School of Business in 1971.

AREAS OF EXPERTISE
	• Paper and Forest Industry		• Public Board Experience
	• Finance		• Corporate Management
	• Corporate Governance		• Private Equity Investments

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	3 of 3 100%	12 of 12 100%
	Audit	2 of 2 100%
	Compensation	3 of 3 100%
	Governance and Nominating	2 of 2 100%
	Environmental Health & Safety	2 of 2 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	E.I. DuPont de Nemours and Company		Retired April 27, 2011
	Kellogg Co		Audit, Compensation and Governance
	Caterpillar Inc		Retired December 7, 2010

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 30, 2012
8,127(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2011 $101,366

(1)
The total value of Mr. Dillon' s holdings on March 30, 2012 was $176,193 (based on the closing price of Shares of the New York Stock Exchange on March 30, 2012 of $21.68), which equals approximately 44% of the share ownership requirement for directors of the Corporation that he must meet by May 25, 2016.

James J. Forese

Operating Partner and Chief Operating Officer, HCI Equity Partners

Naples, Florida, U.S.A.

Age: 75

Board member since 2005 and Non-Executive Chairman of the board of directors

Independent
Mr. Forese is currently the Non-Executive Chairman and director of Progressive Waste Solutions Ltd. Mr. Forese joined HCI Equity Partners (a private equity investment firm) in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese currently serves on the board of directors of MISTRAS Group, Inc. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

AREAS OF EXPERTISE
	• Finance		• Corporate Management
	• Governance		• Entrepreneurship
• International Markets

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	6 of 6 100%	27 of 27 100%
	Audit	5 of 5 100%
	Compensation	6 of 6 100%
	Governance and Nominating	6 of 6 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Anheuser-Busch, Inc.	2003 – 2008	–
	SFN Corporation	2003 – 2011	–
	MISTRAS Group, Inc.	2009 – Present	Audit Committee Chair
	RRTS Corporation	2010 – 2011	–

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 30, 2012
55,631(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2011 $202,204
2010 $199,014

(1)
The total value of Mr. Forese's holdings on March 30, 2012 was $1,206,080 (based on the closing price of Shares on the New York Stock Exchange on March 30, 2012 of $21.68), which exceeds the share ownership requirement for directors of the Corporation.

Jeffery L. Keefer Consultant West Chester, Pennsylvania U.S.A. Age: 59 Independent
Mr. Keefer retired from the DuPont Company in December 2010 where he last served as an Executive Vice President responsible for corporate strategy development, the Performance Coatings Business, information technology and overall cost and working capital productivity programs for the Company. He also served from June 2006 through 2009 as Executive Vice President & Chief Financial Officer of DuPont. He was a member of the Office of the Chief Executive.
The Board believes that Mr. Keefer's experience as a Senior Executive Officer of a large, publicly-traded multinational corporation and his financial expertise enables him to provide meaningful input and guidance to the Board and the Corporation.

AREAS OF EXPERTISE
• Corporate Management
• Corporate Governance
• Finance

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS
	None	None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 30, 2012
None

VALUE OF TOTAL COMPENSATION RECEIVED
N/A

Douglas W. Knight President, St. Joseph Media, Inc. Toronto, Ontario, Canada Age: 60 Board member 2002-2005 and since 2007 Independent
Mr. Knight is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto. He has served on the boards of public and private companies in Canada and the U.S., including Xstrata Canada Corporation and Alliance Atlantis Motion Picture Distribution in Toronto, Core Communications in Washington D.C. and IBT Technologies in Austin, Texas. He has also served as chair, vice-chair or director with numerous arts, industry and community organizations. He is currently Chair of the Governor General's Performing Arts Awards Foundation in Ottawa and a director of Writer's Trust of Canada. Mr. Knight is a graduate of the University of Toronto and has a M.Sc. from the London School of Economics.

AREAS OF EXPERTISE
	• Media Industry		• International Markets
	• Mergers & Acquisitions		• Corporate Management
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	6 of 6 100%	23 of 23 100%
	Audit	5 of 5 100%
	Compensation	6 of 6 100%
	Governance and Nominating	6 of 6 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 30, 2012
30,052(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2011 $156,708
2010 $145,620

(1)
The total value of Mr. Knight's holdings on March 30, 2012 was $651,527 (based on the closing price of Shares on the New York Stock Exchange on March 30, 2012 of $21.68), which exceeds the share ownership requirements for directors of the Corporation.

Daniel R. Milliard Corporate Executive Port Carling, Ontario, Canada Age: 64 Board member since 2002 Independent
Mr. Milliard currently serves as General Manager of Islip Flow Controls, Inc. Prior to that Mr. Milliard was a senior business executive with over 30 years of CEO, General Counsel and Board of Director experience in both Canada and the United States. His business experience extends over a variety of industries including manufacturing, technology, telecommunications and healthcare. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. which, in June 2002, while Mr. Milliard was acting in that capacity, made a proposal under the Companies' Creditors Arrangement Act ("CCAA"). GT Group Telecom Inc. emerged from CCAA court protection in February 2003 and was acquired by 360 Networks. Mr. Milliard has a B.Sc. in business administration from the American University, a M.A. in business from Central Missouri University, and a J.D. from the University of Tulsa.

AREAS OF EXPERTISE
	• Corporate Management		• Public Board Experience
	• Law		• Capital Markets
• Governance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	5 of 6 83%	19 of 23 83%
	Audit	4 of 5 83%
	Compensation	5 of 6 83%
	Governance and Nominating	5 of 6 83%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 30, 2012
12,950(1)

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2011 $146,578
2010 $140,766

(1)
The total value of Mr. Milliard's holdings on March 30, 2012 was $280,756 (based on the closing price of Shares on the New York Stock Exchange on March 30, 2012 of $21.68), which represents approximately 69% of share ownership requirement for directors of the Corporation that he must meet by June 30, 2014.

Joseph D. Quarin Vice Chairman & Chief Executive Officer of Progressive Waste Solutions Ltd. Toronto, Ontario, Canada Age: 46 Board member since July 2011 Non-independent
Mr. Quarin has been the Vice Chairman and Chief Executive Officer of Progressive Waste Solutions since January 1, 2012. Mr. Quarin was previously President and Chief Operating Officer from November 16, 2010 to January 1, 2012, Executive Vice President from March 2010 to November 16, 2010, Executive Vice President and Canadian Chief Operating Officer from September 2005 to March 2010, Chief Financial Officer of BFI Canada Holdings from February 2002 to September 2005 and Vice President Finance of BFI Canada Holdings from July 2000 to February 2002. Prior to July 2000, Mr. Quarin was an associate with NB Capital Partners (now Edgestone Capital Partners) from February 2000 to July 2000.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Finance
	• Mergers & Acquisitions		• Governance
• Corporate Management

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	2 of 2 100%	3 of 3 100%
	Environmental Health & Safety	1 of 1 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 30, 2012
189,926(1)

VALUE OF TOTAL COMPENSATION RECEIVED
As an officer, Mr. Quarin is not entitled to additional compensation for board service.

(1)
The total value of Mr. Quarin's holdings (excluding stock options) on March 30, 2012 was $4,117,595 (based on the closing price of shares on the New York Stock Exchange on March 30, 2012 of $21.68) which exceeds the share ownership requirements for the Chief Executive Officer and for directors of the Corporation.

Governance Practices

        The board of Progressive Waste Solutions aspires to the highest standards of governance and is committed to ensuring that its practices are consistent with those considered to be the most beneficial to shareholders. Accordingly, the board routinely surveys North American governance best practices and has implemented several enhancements to its governance practices. The following is a summary of the Corporation's governance practices that have been adopted by the board:

  •
  A requirement that a majority of the directors, and all of the members of the Audit, Compensation and Governance and Nominating Committees meet the independence requirements of the New York Stock Exchange and the Toronto Stock Exchange, and a restriction that only one management director (the CEO) may be nominated to the board.

  •
  A prohibition against directors serving as a director, officer or employee of a competitor, or on more than four other public company boards.

  •
  A policy that independent directors meet at regularly scheduled sessions at least quarterly without management present and in camera after every board meeting.

  •
  An attendance policy requiring directors to attend at least 75% of all regularly scheduled board meetings and their respective committee meetings.

  •
  An annual process to review the effectiveness and contribution of the board, its committees and individual directors, as well as board structure, processes and composition.

  •
  Stock ownership guidelines for directors, under which they are expected to hold three times their respective annual retainer, prior to June 30, 2014 or within five years of their election to the board, whichever is later, and under which they are prohibited from hedging against a decrease in the market value of the shares held for purposes of the stock ownership guidelines.

  •
  A policy that a retiring or departing CEO will resign from the board upon retirement or departure, and will not be re-nominated to the board at the next annual shareholders meeting.

  •
  Amendments to the Corporation's by-laws to provide for (i) a board meeting quorum of 50% of directors; (ii) elimination of the chairman's second or casting vote in case of an equally split vote at board meetings; and (iii) a shareholder meeting quorum of two persons holding at least 25% of the eligible vote. This is described in more detail under the heading "Confirmation of Amendments to By-law No. 1" in this Circular.

  •
  A policy of disclosing detailed results for all votes held at annual shareholders meetings.

An updated outline of the mandate of the board, which includes a description of certain governance principles and guidelines, is attached to this Circular as Schedule B.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The Compensation Discussion and Analysis, tables and narrative discuss the compensation of the (i) Chief Executive Officer, (ii) Chief Financial Officer, and (iii) the three other most highly compensated executive officers of the Corporation or its subsidiaries (the "Named Executive Officers").

        For 2011, the Named Executive Officers and their respective positions in 2011 are:

  •
  Keith A. Carrigan, Vice Chairman and Chief Executive Officer;

  •
  Joseph D. Quarin, President and Chief Operating Officer;

  •
  William P. Hulligan, Executive Vice President, U.S. Operations

  •
  Thomas J. Cowee, Vice President and Chief Financial Officer; and

  •
  Thomas L. Brown, Senior Vice President, Chief Operating Officer, IESI.

        The executive compensation program for senior management of the Corporation and its subsidiaries (the "Executive Compensation Program") is overseen by the Compensation Committee. The Compensation Committee is responsible for reviewing, determining and recommending to our board of directors for final approval the annual salary, bonus and other compensation of the executive officers of the Corporation and its subsidiaries. The Compensation Committee is comprised entirely of independent directors.

Compensation Philosophy

        The Executive Compensation Program is designed to attract and retain our executives and to motivate them to increase Shareholder value on both an annual and long-term basis.

        The objectives of our compensation program are:

  •
  to attract and retain individuals with superior leadership ability and managerial talent;

  •
  to ensure that compensation is aligned with our corporate strategies, business objectives and the long-term interests of our Shareholders;

  •
  to provide incentives to achieve key strategic and financial performance measures; and

  •
  to provide overall compensation programs that are competitive with our peer companies.

        Our approach to compensation is to provide a base salary, annual performance-based bonus, and long-term performance based equity grants.

        Our compensation packages for senior executives provide:

  •
  competitive total compensation opportunities, including referencing to industry benchmarks, internal equity, nature of work, and the individual role of executives;

  •
  an appropriate mix of fixed and variable compensation to support a strong pay-for-performance relationship; and

  •
  an emphasis on equity-based awards (including options, Long Term Incentive Plan awards and equity bonuses) to encourage Share ownership and further align executives' interests with Shareholders.

Accomplishments of the Compensation Committee in 2011

  •
  Reviewed and approved the Annual Bonus Plan and LTIP designs for executive officers of the Corporation for 2011;

  •
  Assessed Named Executive Officer performance and recommended compensation amounts;

  •
  Approved pay-outs under the 2010 Annual Bonus Plan and LTIP;

  •
  Reviewed executive organization structure and confirmed the succession plan by appointing Joseph Quarin Vice Chairman and Chief Executive Officer, and William Hulligan President and Chief Operating Officer, effective January 1, 2012;

  •
  Reviewed the compensation benchmarking methodology, composition of the comparator group, and the use of benchmarking data in setting compensation levels;

  •
  Developed the concept design and performance measures for the new 2012 Long Term Incentive Plan; and

  •
  Reviewed the executive compensation disclosure included in the information circular for the Corporation's annual meeting of Shareholders.

Shareholder Engagement and Executive Compensation

        The Compensation Committee has continued to assess the recent introduction of advisory shareholder votes on executive compensation at certain Canadian companies — also referred to as "say on pay" initiatives.

        The Corporation and its board of directors appreciate the importance that Shareholders place on effective executive compensation programs. The directors have a legal duty to supervise the management of the business and affairs of the Corporation. One of our board of directors' key responsibilities is to assess the performance of senior executives and approve their compensation arrangements. The board of directors believes that the Corporation's directors and the Compensation Committee are in the best position to oversee the executive compensation programs and policies at the Corporation, which have become increasingly complex and must take into account a number of factors. The Compensation Committee, which is comprised entirely of independent directors, has full access to the necessary information and the benefit of external professional guidance and the relevant experience of its members to make the appropriate decisions.

        This Compensation Discussion and Analysis provides full disclosure of the Corporation's executive compensation programs and describes the approach taken for setting executive compensation. In the board of directors' view, the current approach to executive compensation appropriately recognizes the board of directors' role and balances the interests of the Shareholders with the need for flexibility and certainty in structuring appropriate compensation arrangements. The board of directors believes that compensation programs for its senior executives are appropriate and that they drive performance for the benefit of all Shareholders. In addition, the board of directors believes that the voluntary adoption of "say on pay" would not improve its compensation practices or disclosure. The Compensation Committee will continue to assess whether providing an advisory "say on pay" resolution should be adopted.

Managing Compensation Related Risk

        The Compensation Committee has discussed the impact its compensation policies and practices for all of the Corporation's employees may have on the Corporation's management of risk and has concluded that the Corporation's programs do not encourage excessive risk taking. The Compensation Committee considered that the policies have been designed and consistently and effectively applied over a period of time. There is a balance of fixed and variable compensation with both cash and equity components. Strong internal controls are in place. Employees are also required to annually re-commit to their adherence to the Code of Conduct. Based on our assessment of the risks, we are satisfied that these risk mitigating practices eliminate a material adverse effect.

Claw Back Provision

        The Compensation Committee has adopted a claw back policy to be included in changes to plan documents or award/employment agreements to facilitate the recovery of incentive plan awards in certain circumstances. The claw back policy requires reimbursement, in all appropriate cases, of any bonus or long-term incentive compensation awarded to an executive officer or effecting the cancellation of non-vested restricted share awards and share options previously granted to the Named Executive Officers and other officers if: (a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. The Compensation Committee will retain discretion to review and determine the required reimbursement under the claw back policy. This initiative supports the Compensation Committee's commitment to review and implement good governance practices in a tailored manner for Progressive Waste Solutions and to fulfill its mandate.

Summary of Compensation Elements

        A key objective of Progressive Waste Solutions' compensation programs is to ensure that compensation is aligned with its corporate strategies, business objectives and the long-term interests of Shareholders. To do this, programs reinforce pay-for-performance principles by aligning the payouts from executive compensation programs with the Corporation's financial performance.

        Incentives constitute a significant portion of total compensation. In accordance with the compensation philosophy described above, incentives consist of an annual bonus plan, which is short-term in nature ("Short Term Incentive Plans or STIPs"), and long-term incentives, including equity grants, which have a longer-term focus ("Long Term Incentive Plans or LTIPs"). There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by management and advisors to determine the appropriate level and mix of incentive compensation. For 2011, and historically, the Compensation Committee has approved that a majority of the compensation incentives to executive officers be in the form of performance-based short-term and long-term incentive compensation.

        The elements of total compensation for the Named Executive Officers are as follows:

Element	Objective	Key Features

Base Salary	Base salaries are intended to be market competitive and recognize executives' potential and actual contribution to the success of the Corporation.	Targeted to be market competitive (at or above the median of the market) with adjustments for individual performance, knowledge and experience.

Short Term Incentive Plan	Reward short-term financial, operational and individual performance.	Cash payment based on corporate/business unit performance relative to budgeted targets for free cash flow and EBITDA.

Long-Term Incentive Plans	Align management's interests with those of Shareholders, encourage retention and reward long-term company performance.	The LTIP is a performance-based incentive plan for directors, officers and employees, under which performance-based cash allocations are applied to fund purchases of Shares on behalf of participants, subject to a staggered vesting schedule.

Pension and Benefit Plans	Attract and retain highly qualified executives.	Named Executive Officers participate in pension (DPSP in Canada or 401(k) in the U.S.) and benefit programs on the same terms as all employees.

Perquisites	Attract and retain highly qualified executives and facilitate networking opportunities.	Perquisites are limited primarily to a car allowance and certain club memberships.

Employment Agreements	Provide fair severance and reduce uncertainty to attract and retain high-quality executives.	Named Executive Officers are entitled to severance upon termination of employment and are subject to non-compete and non-solicitation covenants.

        The following chart shows the aggregate weighting of the various elements of executive compensation based on actual base salary and actual incentive compensation received in or in respect of the Corporation's 2011 fiscal year for all the Named Executive Officers:

Aggregate Weighting of Elements of Executive Compensation for Named Executive Officers for Fiscal 2011

Pay Benchmarking

        In 2009, the Compensation Committee engaged Mercer to conduct a competitive market benchmarking analysis for the Named Executive Officers.

        The comparator group in the November 24, 2009 benchmarking analysis consisted of a broad group of North American waste management companies with median revenues of $971 million, which approximated Progressive Waste Solutions' revenue at that time, and median market capitalization of $1,846 million. The Compensation Committee believes that for senior management attraction and retention purposes, the North American waste management industry is the most appropriate comparator group for the Corporation, recognizing that approximately two-thirds of the Corporation's revenue is generated from U.S. markets and that the Corporation's senior management team is based in both Canada and the United States.

        The North American waste management comparator group companies included in the Mercer review were:

Casella Waste Systems Inc.	Stericycle Inc.
Clean Harbors Inc.	Waste Connections, Inc.
Newalta Income Fund	Waste Management, Inc.
Republic Services, Inc.	Waste Services, Inc.

        In assessing the competitiveness of the Named Executive Officers' total compensation, the Compensation Committee reviewed the market data presented by Mercer. Based on that market data the Named Executive Officers' total compensation program was generally positioned within the competitive range at or above the median of the comparator group. Adjustments were implemented effective January 1, 2010.

        The Compensation Committee uses benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for our Named Executive Officers' compensation, and does not supplant the analyses of the individual performance of the Named Executive Officers that are considered when making compensation decisions.

Compensation Advisor

        In fiscal 2009 the Compensation Committee engaged Mercer (Canada) Limited ("Mercer") to conduct a competitive market benchmarking analysis for the Named Executive Officers and the independent directors. The decisions reached by the Compensation Committee may reflect factors and considerations in addition to the information and recommendations provided by Mercer. Mercer was retained and instructed by and reported directly to the Compensation Committee. In 2010, Mercer provided no other advice to the Corporation.

        In fiscal 2010, the Compensation Committee engaged Hewitt Associates ("Hewitt"). Hewitt reviewed the compensation discussion and analysis in the 2010 management information circular. Following a partial spin-off of its executive compensation practice, the Compensation Committee continued the engagement with Meridian Compensation Partners ("Meridian"). In 2011, Meridian provided assistance to the Compensation Committee on a range of matters related to executive compensation planning, including the development of a new Long Term Incentive Plan and published information on executive salaries. All services provided by Meridian were at the direction of the Compensation Committee. The total compensation paid to Meridian for services provided to the Compensation Committee in 2011 was C$33,597. Meridian provided no other services to the Corporation.

Elements of Total Compensation

Base Salary

        The principal purpose of base salary is to compensate our executive officers for their primary roles and responsibilities and to provide a stable level of annual compensation. Market data from the comparator group was considered in determining base salary targets for Named Executive Officers based on each executive officer's position and responsibility. An executive officer's actual salary relative to this competitive data varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for executive talent. The Compensation Committee reviews each executive officer's salary and performance annually. The Compensation Committee believes that the base salaries paid to these named Executive Officers in 2011 are market competitive and reflect the scope of responsibility and experience of each Named Executive Officer.

Short Term Incentive Plan

        In fiscal 2011, the Named Executive Officers participated in an annual bonus plan which entitles senior officers to annual cash bonuses. The annual bonus is based on the Corporation's success in achieving financial objectives, and on the senior officers' success in accomplishing their individual goals and objectives for the year. The Compensation Committee approved Mr. Carrigan's and Mr. Quarin's annual objectives for 2011 and reviewed their performance during 2011, subject to the approval of the board of directors. The 2011 annual objectives of the other Named Executive Officers were set by the Vice Chairman & Chief Executive Officer, who also reviewed their performance during 2011, subject to the approval of the Compensation Committee. The Compensation Committee also approved the fiscal 2011 annual targets for the Short Term Incentive Plan.

        The actual cash bonus paid to each Named Executive Officer is disclosed under "Summary Compensation Table".

        The following table provides an overview of each Named Executive Officer's annual target bonus opportunity for fiscal 2011.

Name	Target Bonus(1)

Keith A. Carrigan Vice Chairman & Chief Executive Officer	120%

Joseph D. Quarin President and Chief Operating Officer	100%

William P. Hulligan Executive Vice President, U.S. Operations	100%

Thomas J. Cowee Vice President and Chief Financial Officer	100%

Thomas L. Brown(2) Senior Vice President, Chief Operating Officer, IESI	100%

(1)
Presented as a percentage of base salary.

(2)
Mr. Brown's target bonus opportunity is based upon the financial performance of the Corporation's U.S. operations.

        For 2011, the short-term incentive plan components were continued in order to achieve further alignment with Shareholders. Performance is measured relative to an annual target that was approved by the board of directors prior to the outset of the fiscal year (the "Annual Target"). The measures and their relative weights in determining annual bonus awards for 2011 were as follows:

Adjusted EBITDA	40%
Free cash flow	40%
Discretionary	20%

Financial Measures Considered by the Compensation Committee

        The Corporation's calculation of EBITDA (earnings before interest, taxes, depreciation and amortization) is based on the consolidated statement of operations and comprehensive income (loss) and is income before amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, write-off of deferred financing costs, conversion costs, other expenses, income taxes, and non-controlling interest. EBITDA is a term that does not have a standardized meaning prescribed by U.S. generally accepted accounting principles ("GAAP") and is therefore unlikely to be comparable to similar measures used by other issuers. EBITDA is a measure of the Corporation's operating profitability, and is viewed as a useful financial and operating metric for management, the board of directors and the Corporation's lenders, as a key indicator of the Corporation's short — and long-term performance (including performance relative to its industry peers). EBITDA was also the starting point in the determination of free cash flow, as described under "— 2010 Compensation Program Changes". Additional information concerning the Corporation's EBITDA calculation is included in the Corporation's management's discussion and analysis for the year ended December 31, 2011, which has been filed by the Corporation with applicable securities regulatory authorities.

        The Corporation's calculation of Adjusted EBITDA is based on EBITDA (as described above), adjusted for certain non-cash or non-operating items. Adjusted EBITDA is a term used by the Corporation that does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. Adjusted EBITDA is a measure of the Corporation's operating profitability, and by definition, excludes certain items. These items are viewed by the Corporation as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, and deferred income taxes) or non-operating (in the case of certain selling, general and administration expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow. For more information on Adjusted EBITDA, and reconciliation to GAAP measures, please refer to the Corporation's management's discussion and analysis for the year ended December 31, 2011, which has been filed by the Corporation with applicable securities regulatory authorities.

        The Compensation Committee has the discretion to increase or decrease any bonus component awards and to make adjustments to the calculations for unusual, non-recurring or otherwise non-operational matters that it believes do not accurately reflect true results of operations expected from management for bonus purposes. However, in exercising its discretion, the Compensation Committee does not intend to make any adjustments to bonus component awards or to any underlying calculations where the established financial threshold targets have not been met. Lastly, the Compensation Committee will award a discretionary bonus component based on its assessment of management's performance and contribution to long-term value creation for Shareholders.

        Targets are set for each component and the bonus components will be calculated as follows:

Actual Results	Bonus Component Payout	Example Calculation

100% of Annual Target	100% payout

> 100% of Annual Target	> 100% payout 5% multiplier for every 1% actual results > 100% Maximum 150% payout where actual results at or above 110%
For every 1% results are above Annual Target, bonus award increased by 5%; for example, if results = 103% of Annual Target, then bonus award = 100% + ((103-100)*5%) = 115% payout.
Absolute values to be used in calculation

< 100% of Annual Target	< 100% payout 5% multiplier for every 1% actual results < 100%	For every 1% results are below Annual Target, bonus award decreased by 5%; for example, if results = 92% of Annual Target, then bonus award = 100% - ((100-92)*5%) = 60% payout.

< 90% of Annual Target	0% payout

        For 2011, the Corporation established aggregate corporate target EBITDA of $546.2 million. In 2011, the Corporation achieved Adjusted EBITDA of $534.5 million, which was 97.4% of target EBITDA. The Corporation also achieved free cash flow of $262.5 million, which was 97.8% of target free cash flow. The Compensation Committee reviewed the adjustments reflected in Adjusted EBITDA and free cash flow for the year ended December 31, 2011 and determined that they were appropriate in the circumstances in determining whether the corporate target EBITDA and free cash flow had been achieved. As a result, the Compensation Committee determined that the appropriate level for each of the EBITDA based component of bonus and for the free cash flow based component should be 97%.

	Non-discretionary Component
			Actual Discretionary Component ($)
Name	Target Bonus ($)	Actual Award ($)		Total Award ($)

Keith A. Carrigan Vice Chairman and Chief Executive Officer	874,735	874,735(1)	0	874,735

Joseph D. Quarin President and Chief Operating Officer	530,786	360,934	90,234	451,168

William P. Hulligan Executive Vice President, U.S. Operations	400,000	272,000	68,000	340,000

Thomas J. Cowee Vice President and Chief Financial Officer	450,000	306,000	76,500	382,500

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	400,000	265,600	66,400	332,000

(1)
Mr. Carrigan's employment agreement with the Corporation was not renewed effective December 31, 2011. Pursuant to the terms for nonrenewal, the actual award paid was the target bonus amount.

        In determining the discretionary based component of bonus for the Named Executive Officers as well as other officers of the Corporation, the Compensation Committee considered the strong performance of the Corporation for the year ended December 31, 2011, including the fact that the Corporation (i) demonstrated consistent strong performance relative to its peers in a difficult market; (ii) re-priced and increased its credit facilities; and (iii) achieved several key strategic initiatives including achieving synergies in its WSI integration. The Compensation Committee believes that the performance of the Named Executive Officers as well as the other officers of the Corporation was a key factor in achieving these various accomplishments.

Long-Term Incentive Programs

        The Corporation maintains a Long-Term Incentive Plan (the "LTIP") and a Share Option Plan (the "Share Option Plan") under the oversight of the Compensation Committee. The Compensation Committee has the power, among other things, to determine those officers and employees of the Corporation and its subsidiaries who will participate in the plans (the "Participants"). The purpose of the LTIP is to provide a performance-based incentive plan for officers and employees that will align the interests of senior management with those of the Shareholders. The Corporation also has the discretion to grant special equity awards ("Bonus Equity Awards").

        In accordance with the LTIP, Shares allocated to a Participant in respect of a calendar year were, for fiscal years prior to 2010, vested as follows: one-third on the day such Shares are allocated to a Participant; one-third on December 31 of the year such Shares are allocated to a Participant; and the balance on December 31 of the following year. Upon the termination of employment of a Participant, without cause, or a Participant's death, disability or retirement, all unvested Shares automatically vest. Upon voluntary termination of employment (resignation) or termination with cause, any Shares which have not vested will be forfeited, subject to the discretion of the trustee of the Trust (the "LTIP Trustee"), with the approval of the Compensation Committee. Upon someone ceasing to be a Participant in the LTIP, the LTIP Trustee will at the request of a Participant, or within one year of that date, sell such number of vested Shares held on behalf of the Participant as may be necessary to fund the payment of any tax deduction or other charges the LTIP Trustee is required to deduct, withhold and remit under applicable law or for any other cost or charges incurred by the LTIP Trustee, and will distribute to the Participant either cash or the remaining vested Shares held on the Participant's behalf.

        The Compensation Committee modified the vesting schedule for Shares allocated to a Participant in respect to the 2010 fiscal year. Shares allocated to a Participant will vest and be distributed to the Participant as follows: one-third on December 1, 2011; one-third on December 1, 2012; and one-third on December 1, 2013.

        For the 2011 fiscal year, Shares allocated to a Participant will vest and be distributed to the Participant as follows: one-third on December 1, 2012; one-third on December 1, 2013; and one-third on December 1, 2014.

        Prior to the Conversion, the LTIP was funded based on 2.25% of free cash available for distribution, subject to meeting 95% of budgeted EBITDA target for the year and the prior year's actual EBITDA target. The Compensation Committee believed that this was the appropriate funding methodology for the LTIP prior to the Conversion. Commencing in fiscal 2009, the Compensation Committee reviewed proposed amendments to the LTIP and established an appropriate funding methodology for the Corporation. The Compensation Committee determined that the appropriate level of LTIP for 2009 was 1.45% of consolidated reported EBITDA, adjusted for certain non-recurring or non-operating items. This level was determined by the Compensation Committee to be fair and competitive with the market.

        The Corporation pays the funding amount to a trust established to hold Shares pursuant to the terms of the LTIP (a "Trust"). Separate Trusts exist for Canadian-resident and U.S.-resident employees, and the Trust purchases Shares in the market which are held in trust for each Participant. Dividends on both vested and unvested Shares are distributed by the Trusts to the Participants in the year of receipt.

        The Compensation Committee may review the Company's results subject to a variety of factors, including relative performance with the comparator group companies' results for the same performance measure during any performance period, and make the adjustment(s) that it deems to be appropriate.

        In 2010, and throughout 2011, the Compensation Committee conducted a review and assessment of the Long-Term Incentive Plan. The Compensation Committee considered that the LTIP awards should be based on operating results and calculated on the basis of a three year rolling average performance vs. targeted benchmarks, over a three year period. While it was contemplated that this revised LTIP structure would be utilized in 2011, implementation of this structure has been deferred and the Compensation Committee is revisiting the LTIP structure for 2012. It is anticipated that a revised LTIP will be adapted for 2012 that will be based on performance vs. targeted cumulative Operating Cash Flow (OCF) and average Return on Invested Capital (ROIC).

        As a result, for 2011 the LTIP was funded in a manner consistent with 2009 and based upon a percentage of consolidated EBITDA. At the same time, the vesting schedule was not modified so that Shares allocated to a Participant will vest and be distributed to the Participant as follows: one-third on December 1, 2012; one-third on December 1, 2013; and one-third on December 1, 2014.

        LTIP awards are calculated on a pro rata basis with each eligible participant's base salary multiplied by a factor to determine their relative weighting of the LTIP pool. Due to their influence and impact on the long-term results of the Corporation, the weighting factor assigned to the Corporation's most senior officers exceeds that of other LTIP participants.

        In fiscal 2011, the Corporation achieved 97% of its target thresholds. Based on this performance, the LTIP was funded at $6.13 million. One hundred and twenty employees were awarded Shares under the LTIP, with 36% of such Shares being allocated to the Named Executive Officers. The value of the long-term incentive awards paid to the Named Executive Officers was capped at 85% of their target which is disclosed in the Summary Compensation Table. The value of Mr. Carrigan's LTIP award was based on 150% of his base salary pursuant to the terms for non-renewal of his employment agreement. The target value of the LTIP awards for the other Named Executive Officers and other LTIP-eligible employees was based on their respective short term incentive plan target amounts.

Bonus Equity Awards

        In conjunction with the entry into new employment agreements in 2009 and 2010, certain Named Executive Officer received Bonus Equity Awards. In determining the amount of the awards, the Compensation Committee considered the following objectives:

  •
  retention of executives critical to the success of Progressive Waste Solutions;

  •
  providing equitable and competitive compensation opportunities; and

  •
  ensuring alignment of interests between the Named Executive Officers and the Shareholders.

        In 2009, Mr. Brown was the only Named Executive Officer to receive a Bonus Equity Award, which consisted of 15,000 Restricted Shares pursuant to a bonus agreement.

        In 2010, Mr. Hulligan was the only Named Executive Officer to receive a Bonus Equity Award, which consisted of 35,000 Restricted Share Units pursuant to a bonus agreement. In 2011, he received another 60,000 Restricted Share Units pursuant to a bonus agreement.

Option-Based Awards

        The Amended and Restated Unit Option Plan was adopted by the board of trustees of the Fund and approved by its unitholders at the annual and special meeting held on May 13, 2008. Upon completion of the Conversion, the board of directors adopted the Share Option Plan on substantially the same terms as the Amended and Restated Unit Option Plan, so that outstanding and unexercised options remained outstanding, but would be exercised in respect of Shares of the Corporation rather than Units of the Fund (based on the one-for-one exchange ratio in the Conversion). The Share Option Plan is designed to reward certain eligible senior management employees with compensation opportunities that will encourage ownership of Shares, enhance the Corporation's ability to attract, retain and motivate senior management employees, and reward them for significant performance. Options may be granted under the Share Option Plan to senior management employees of the Corporation and its subsidiaries as the board of directors may from time to time determine. See "— Incentive Plan Awards" and "— Share Option Plan".

        Option grants pursuant to the Share Option Plan are made by the board of directors on the recommendation of the Compensation Committee. Option grants were made in 2009 and 2010 and the number of options granted was determined based on the importance and contribution of the executive to the long-term success of the Corporation. No options were granted in 2011

Share Option Plan

        The Amended and Restated Unit Option Plan of the Fund, which increased the number of Units available for issuance under options granted from 1,750,000 to 4,000,000 Units, was adopted by the board of trustees of the Fund and approved by its unit holders at the annual and special meeting held on May 13, 2008. Upon completion of the Conversion, our board of directors adopted the Share Option Plan on substantially the same terms as the Amended and Restated Unit Option Plan, so that outstanding and unexercised options remained outstanding, but would be exercised in respect of Shares of the Corporation rather than Units of the Fund (based on the one-for-one exchange ratio in the Conversion). The Share Option Plan is designed to reward certain eligible management employees with compensation opportunities that will encourage ownership of Shares, enhance the Corporation's ability to attract, retain and motivate senior employees, and reward them for significant performance. Options may be granted under the Share Option Plan to management employees of the Corporation and its subsidiaries as our board of directors may from time to time determine.

        There are currently 116,937,317 Shares outstanding. The maximum number of Shares that may be issued upon the exercise of options granted under the Share Option Plan is 3,990,000 which together with 49,386 issued options assumed in connection with the Merger with Waste Services Inc. represent approximately 3.5% of the Corporation's outstanding Shares as at March 30, 2012. The following summary describes the principal terms of the Share Option Plan.

        The number of options that may be granted to any one participant or to insiders under the Share Option Plan is restricted as follows: the number of securities issuable to insiders, at any time, under all security based arrangements, including the Share Option Plan, cannot exceed 10% of the Corporation's issued and outstanding securities; and the number of securities issued to insiders, within any one-year period, under all of the Corporation's security based compensation arrangements, including the Share Option Plan, cannot exceed 10% of the Corporation's issued and outstanding securities. The Share Option Plan includes Share appreciation rights which the Compensation Committee may grant in connection with the grant of a Share option. Share appreciation rights entitle the participant to elect to receive a payment equal to the difference between the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of surrender of a Share option and the exercise price of the Share option in connection with which it was granted.

        Under the Share Option Plan, options granted have a term of 10 years and vest at the rate of 25% per year, commencing on the anniversary of the date of the grant, or as otherwise determined by the Compensation Committee. The Compensation Committee has authorized option grants with shorter vesting schedules, as described under "Executive Compensation — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards". Prior to the expiry of an option, an option holder generally may exercise an option at any time after the option vests. If the expiry date for an option occurs during a blackout period or other period during which an insider is prohibited from trading in securities of the Corporation pursuant to its insider trading policy, the expiry date will automatically be extended until ten business days after such period ends.

        The exercise price of an option under the Share Option Plan is fixed by our board of directors at the time of grant, but may not be lower than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of grant (calculated by dividing the total value by the total volume of Shares traded for such period). The options are non-assignable.

        If a participant ceases to be eligible under the Share Option Plan due to resignation of employment, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 30 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment or services without cause, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 90 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment for cause, all options held by the participant cease to vest and all options which are then exercisable cease to be exercisable. If a participant's employment ceases by reason of disability or death, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 12 months. The Compensation Committee may provide, at the time of the grant or at any time thereafter, that granted options remain exercisable following such resignation or termination, provided that no option may be exercised after its stated expiration (which in no case may be later than 10 years after the date of the grant).

        The Share Option Plan provides that Voting Shareholder approval is not required for any amendments to the Share Option Plan or an option granted under the Share Option Plan, except for any amendment or modification that:

  (a)
  increases the number of Shares issuable under the Share Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

  (b)
  increases the length of the period after a blackout period during which options, awards, or any rights pursuant thereto may be exercised;

  (c)
  reduces the exercise price of an option or that would result in the exercise price for any option being lower than the fair market value of a Share at the time the option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of the Corporation affecting the Shares;

  (d)
  expands the categories of eligible person which would have the potential of broadening or increasing insider participation;

  (e)
  results in an amendment to termination provisions providing an extension beyond the original expiry date, except a permitted automatic extension of an option expiring during a blackout period;

  (f)
  results in participants receiving Shares while no cash consideration is received by the Corporation;

  (g)
  requires security holder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NYSE);

  (h)
  would allow for the transfer or assignment of options by participants;

  (i)
  grants additional powers to the board of directors to amend the Share Option Plan or entitlement;

  (i)
  extends the term of options held by insiders; or

  (k)
  changes the insider participation limits which result in security holder approval being required on a disinterested basis.

Other Programs

Pension and Benefit Plans

        The Corporation has no defined benefit or defined contribution pension plans.

        Mr. Carrigan and Mr. Quarin participate in the DPSP, which is available to all salaried employees of BFI Canada Inc. Under the DPSP, the Corporation or a subsidiary contributes up to 3% of the employees' base salary and annual cash bonus into the DPSP, up to the maximum allowable under the Income Tax Act (Canada). In 2011, the maximum allowable contribution to the DPSP was $11,485. The employee controls the investment of all funds deposited in the DPSP.

        Mr. Cowee, Mr. Hulligan and Mr. Brown participate in the IESI Corporation 401(k) Savings Plan on the same level as all other eligible employees. IESI's contribution on behalf of an employee is equal to 50% of the first 6% of eligible pay contributed to the 401(k) by the employee.

Perquisites

        Please refer to the chart on page three which reflects that this category of benefit is insignificant.

NEO Share Ownership Guideline

        To encourage the Named Executive Officers and other officers to build and maintain equity in the Corporation, the Corporation in 2010 implemented shareholding requirements for Named Executive Officers and other Officers. Target minimum shareholding must be achieved within a five (5) year period. Minimum shareholdings will be calculated including vested restricted share units ("RSUs"), vested performance share units ("PSUs") and in the money amount of vested option gains. The minimum shareholdings by the Named Executive Officers and other officers will be as follows:

• Chief Executive Officer	5.0x base salary
• Other Named Executive Officers	2.0x base salary
• Other Officers	1.0x base salary

        The Corporation does not currently have a written policy that prohibits Named Executive Officers and directors from hedging their equity-based compensation awards or the value of securities they hold. The Board plans to adopt such a policy in 2012 that prohibits hedging of equity-based compensation awards and securities held under share ownership requirements.

Performance Graph

        The following graph compares the percentage change in the cumulative shareholder return for C$100.00 invested in Units of the Fund (the Corporation's predecessor) with the total cumulative return of the S&P/TSX Total Return Index for the period from December 31, 2006 until December 31, 2011. On October 1, 2008, each outstanding Unit was exchanged for one Share in connection with the Conversion. Assuming reinvestment of distributions and dividends, C$100.00 invested in the Units on December 31, 2006 was worth C$98.40 on December 31, 2011.

Total Return from December 31, 2006 to December 31, 2011

        Because there are no publicly traded non-hazardous solid waste management companies in Canada, the performance of Progressive Waste Solutions' shares cannot be charted against an industry sub-index of various Canadian industry peers. As such, the trend in compensation to the Named Executive Officers during the past five years does not directly compare with the broader market trends in the above chart. The Compensation Committee believes that the decrease in late 2008 in the market price of the Fund's Units and, after October 1, 2008, the Shares, was attributable to a number of external factors which do not take account of the growth and performance of Progressive Waste Solutions' business during that period. However, the Named Executive Officers' efforts are reflected in Progressive Waste Solutions' strong financial performance relative to its peers, including its growth in revenue, EBITDA and free cash flow. The increase in the Named Executive Officers' compensation during the period is also attributable to the Corporation's significant and successful acquisition activity in its Canadian and U.S. markets and, in particular, the Merger with WSI and the integration of its expanded U.S. operating base and management team.

Summary Compensation Table

        The following table provides summary information respecting compensation received in or in respect of the financial years ended December 31, 2009, 2010 and 2011 by each of the Named Executive Officers.

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(3)(4) ($)	Option-based awards ($)	Annual incentive plans(5)	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)

Keith A. Carrigan(1)(2) Vice Chairman and Chief Executive Officer	2011 2010 2009	728,946 674,909 426,808	— 1,050,004 456,426	— — —	874,735(7) 3,446,937 597,530	1,093,418(7) — —	11,576 10,899 9,636	8,342,003 59,625 55,848	(8)	11,050,678 5,242,373 1,546,248	(8)

Joseph D. Quarin(1)(2) President and Chief Operating Officer	2011 2010 2009	530,786 436,204 365,626	451,168 450,002 234,609	— — —	451,168 550,539 402,189	— — —	11,576 10,899 9,636	77,722 65,479 62,150		1,522,420 1,513,123 1,074,209

William P. Hulligan Executive Vice President, U.S. Operations	2011 2010(9)	400,000 150,000	343,482 75,000	— —	340,000 75,000	— —	6,782 —	39,439 938		1,129,704 309,328

Thomas J. Cowee Vice President and Chief Financial Officer	2011 2010 2009	450,000 350,113 320,650	386,455 350,000 196,578	— — —	382,500 463,000 352,715	— — —	6,782 5,881 7,350	66,889 55,113 67,512		1,292,626 1,224,116 944,805

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	2011 2010 2009	400,000 326,233 307,400	343,482 289,003 366,056(6)	— — —	332,000 330,183 225,000	— — —	6,782 5,881 5,532	35,378 27,640 22,049		1,117,642 978,940 926,037

Total compensation paid in 2011 to all five Named Executive Officers totaled $7,854,038 (excluding the payment of $8,259,032 due Mr. Carrigan after December 31, 2011), or 5.8% of the Corporation's Adjusted Net Income for the year ended December 31, 2011. A definition of Adjusted Net Income is included in the Corporation's management's discussion and analysis for the year ended December 31, 2011, which has been filed by the Corporation with applicable securities regulatory authorities.

(1)
Messrs. Carrigan and Quarin do not receive compensation for acting as directors of the Corporation.

(2)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2011 of C$1.00 = $1.0109; 2010 of C$1.00 = $0.9708; and for 2009 of C$1.00 = $0.8760.

(3)
Includes the actual amount of the LTIP award for the financial years ended December 31, 2009, 2010 and 2011, respectively, including the portion that has not yet vested, based on the financial performance of the Corporation during the respective year. See "— Long-Term Incentive Programs".

(4)
The grant date fair value for the share-based awards is the same as the accounting fair value.

(5)
This reflects the value awarded to each Named Executive Officer under the Bonus Plan. See "— Elements of Total Compensation — 2011 Bonus Award".

(6)
Includes $188,456 with respect to an LTIP award for the financial year ended December 31, 2009 and $177,600 with respect to the purchase by the Corporation of 15,000 Shares on behalf of Mr. Brown at a price of $11.84 pursuant to his bonus agreement dated June 2009.

(7)
This is the amount actually paid to Mr. Carrigan pursuant to the terms for non-renewal of his employment agreement.

(8)
Mr. Carrigan's employment agreement with the Corporation was not renewed effective December 31, 2011. Includes $8,259,032 of payment due Mr. Carrigan after December 31, 2011. See table on page 35.

(9)
Mr. Hulligan began employment with the Company on July 1, 2010.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

        The following table presents the Share and option based awards to the Named Executive Officers outstanding at the end of 2011. See "— Share Option Plan" and "— Long-Term Incentive Plan".

	Option-Based Awards(1)				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date(6)	Value of unexercised in-the-money options(5) ($)	Number of shares that have not vested(4) (#)	Market or payout value of share-based awards that have not vested(5) ($)

Keith A. Carrigan Vice Chairman and Chief Executive Officer	325,000 175,000	28.67 19.67	February 14, 2016 January 8, 2019	— —	29,787	583,738

Joseph D. Quarin President and Chief Operating Officer	225,000 283,000(3)	28.67 19.67	February 14, 2016 August 25, 2016	— —	12,766	250,173

William P. Hulligan Executive Vice President, U.S. Operations	Nil	N/A	—	—	N/A	—

Thomas J. Cowee Vice President and Chief Financial Officer	125,000 212,500(3)	28.67 19.67	February 14, 2016 August 25, 2016	— —	9,929	194,584

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	100,000(3)	19.67	August 25, 2016	—	8,199	160,668

(1)
As of March 30, 2012, the total number of Shares issuable on the exercise of options outstanding was 2,484,886 or 2.1% of the Corporation's outstanding Shares.

(2)
One-half vested on November 11, 2010 and the remaining one-half vested May 27, 2011

(3)
One-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vested on January 1, 2011. See "— Share Option Plan".

(4)
LTIP shares which have not vested as of December 31, 2011 as well as the Bonus Equity Awards described under "— Employment Agreements".

(5)
Values presented are based on the December 31, 2011 closing price of a Share on the NYSE of $19.60.

(6)
The options expiring February 14, 2016 were granted on February 15, 2006; the options expiring August 25, 2016 were granted on August 26, 2008; the options expiring January 8, 2019 were granted on January 9, 2009.

Incentive Plan Awards — Value Vested or Earned During Year

        The following table sets out details concerning share and option based awards to the Named Executive Officers, based on amounts vested or earned during 2011.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(1)(2)	Non-equity incentive plan compensation — Value earned during the year ($)

Keith A. Carrigan Vice Chairman and Chief Executive Officer	Nil	1,070,236	N/A

Joseph D. Quarin President and Chief Operating Officer	Nil	1,400,940	N/A

William P. Hulligan Executive Vice president, U.S. Operations	Nil	20,845	N/A

Thomas J. Cowee Vice President and Chief Financial Officer	Nil	1,348,675	N/A

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	Nil	152,784	N/A

(1)
Values presented are based on the December 31, 2011 closing price of a Share on the NYSE of $19.60.

(2)
LTIP awards granted for periods prior to 2010 and vested in 2011 are all held in the LTIP. Receipt is deferred until the Named Executive Officer ceases to be employed by the Corporation. Other share based awards that vested in 2011 have been distributed.

Employment Agreements

        The Corporation's success depends on the leadership, dedication and experience of its senior management group. The Corporation, IESI-BFC Holdings Inc. (or predecessor thereof) or IESI have entered into employment agreements with certain senior officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer's employment and for a specific period of time after termination of their employment. Any modification or renewal of the employment agreements between the Corporation's subsidiary entities and its executive officers will be subject to the prior review of the Compensation Committee, which shall make a recommendation thereon to our board of directors.

Keith A. Carrigan, Vice Chairman and Chief Executive Officer

        Effective December 17, 2008, Mr. Carrigan entered into a new employment agreement with the Corporation pursuant to which he serves as Vice Chairman and Chief Executive Officer. The initial terms of the employment agreement expired December 31, 2010. The term is subject to automatic renewal for successive one year periods unless either party gives the other written notice of non-renewal. Pursuant to his employment agreement, Mr. Carrigan is entitled to an annual base salary of $426,808 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Carrigan is entitled to a base salary of $668,832 and is eligible to receive an annual bonus of up to 120% of his base salary if certain performance targets are met (or greater than 120% in the case of exceptional performance). Mr. Carrigan is eligible to participate in the LTIP and other compensation plans. In 2009, Mr. Carrigan was granted an option to acquire 175,000 Shares. Two-thirds of the options vested on January 9, 2009, and the remaining one-third vested on December 31, 2010. In addition, Mr. Carrigan was granted a bonus pursuant to a bonus agreement and the after-tax proceeds of the bonus were used to acquire 150,000 Restricted Shares as a Bonus Equity Award. Mr. Carrigan was also entitled to a car allowance and health club benefits. Mr. Carrigan's employment agreement with the Corporation was not renewed effective December 31, 2011.

Joseph D. Quarin, President and Chief Operating Officer

        Effective January 1, 2008, Mr. Quarin entered into a new employment agreement with 4264126 Canada Limited (a predecessor of IESI Holdings Inc.) for a term of three years. The term of Mr. Quarin's agreement is automatically renewed for successive three year terms unless either party gives notice of non-renewal to the other. Pursuant to his employment agreement, Mr. Quarin is entitled to an annual base salary of $365,626 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Quarin is entitled to a base salary of $429,964 and his bonus entitlement remains unchanged. Mr. Quarin is eligible to participate in the LTIP and other compensation plans. In 2008, Mr. Quarin was awarded a Bonus Equity Award representing 60,000 Shares, all of which vested on January 1, 2011. Effective November 16, 2010, Mr. Quarin became President and Chief Operating Officer of the Corporation. Effective January 1, 2011, Mr. Quarin was entitled to a base salary of $525,000 Cdn and his bonus entitlement remained unchanged. Effective January 1, 2012, his base salary as Vice Chairman and Chief Executive Officer is $675,000 Cdn and his bonus entitlement is 120% of his base salary. Mr. Quarin is also entitled to a car allowance and health club benefits.

William P. Hulligan, Executive Vice President, U.S. Operations

        Effective January 1, 2011, Mr. Hulligan entered into a new employment agreement with Progressive Waste Solutions Ltd. and IESI Corporation for a term of three years. The term of Mr. Hulligan's agreement is automatically renewed for successive one year terms unless either party gives notice of non-renewal to the other. Pursuant to his agreement, in 2011 Mr. Hulligan was entitled to an annual base salary of $400,000 U.S. and was eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets were met (or greater than 100% in the case of exceptional performance). In addition, Mr. Hulligan was granted a Bonus Equity Award representing 60,000 Shares; half of which vest on December 15, 2012, and the other half vests on December 15, 2013, provided he remains employed on the respective vesting dates. When Mr. Hulligan became President and Chief Operating Officer on January 1, 2012, the annual base salary increased to $550,000 U.S. and his bonus entitlement remains unchanged. Mr. Hulligan is eligible to participate in the LTIP and other compensation plans. Mr. Hulligan is also entitled to a car allowance and health club benefits.

Thomas J. Cowee, Vice President and Chief Financial Officer

        Effective January 1, 2008, Mr. Cowee entered into a new employment agreement with IESI and 4264126 Canada Limited (a predecessor of IESI Holdings Inc.). Mr. Cowee's employment agreement has a term of three years and is automatically renewed for successive three-year periods unless either party gives notice of non-renewal. Pursuant to his employment agreement, Mr. Cowee is entitled to an annual base salary of $320,650 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Cowee is entitled to a base salary of $350,000 and his bonus entitlement remains unchanged. Mr. Cowee is entitled to participate in the LTIP and other compensation plans. In 2008, Mr. Cowee was awarded a Bonus Equity Award, representing 60,000 Shares, all of which vested on January 1, 2011. Effective January 1, 2011, Mr. Cowee is entitled to a base salary of $450,000 and his bonus entitlement remains unchanged. Effective January 1, 2012, his base salary is $472,500 per annum. Mr. Cowee is also entitled to a car allowance and health club benefits.

Thomas L. Brown, Senior Vice President and Chief Operating Officer, IESI

        Mr. Brown entered into an employment agreement with IESI effective January 21, 2005, which provided that he would serve as Senior Vice President and Chief Operating Officer of IESI. Pursuant to the agreement as amended on July 1, 2009, in 2009 Mr. Brown received an annual salary of $307,400 and participated in the LTIP. In the third quarter of 2008, Mr. Brown was also granted an option to acquire 100,000 Units. Pursuant to an amended option agreement, one-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vested on January 1, 2011. In the second quarter of 2009, Mr. Brown was granted a Bonus Equity Award of 15,000 restricted Shares pursuant to a bonus agreement. The Bonus Equity Award cliff vests on May 31, 2012, conditional upon Mr. Brown's continued employment with the Corporation to such date. In the event of Mr. Brown's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Brown's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited.

        Mr. Brown's employment agreement also provides that Mr. Brown may be eligible to receive an annual bonus of up to 85% of base salary if certain performance targets are met (or greater than 85% in the case of exceptional performance). Effective January 1, 2010, Mr. Brown is entitled to a base salary of $312,000 and bonus entitlement remains unchanged. Mr. Brown's employment agreement was further amended on December 15, 2010. Effective January 1, 2011, Mr. Brown is entitled to an annual base salary of $400,000 and is eligible to receive an annual bonus of up to 100% of his base salary. Effective January 1, 2012, a termination on three months' notice by Mr. Brown will constitute good reason. Mr. Brown is also entitled to a car allowance.

Termination and Change of Control Benefits

        Each Named Executive Officer's employment agreement provides for certain compensation arrangements upon the termination of his service with the Corporation, on the occurrence of specified circumstances as described below. Generally, on a termination without cause or resignation for good reason, the Named Executive Officers will be entitled to a severance payment based on past salary and bonus levels, and outstanding and unvested incentives and other equity entitlements will accelerate to immediately vest and become exercisable.

        The employment agreements also provide for certain benefits in the event of a change of control of the Corporation. A "change of control" is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Corporation's outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Corporation or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former security holders of the Corporation or its subsidiaries and affiliates; (iii) the sale or disposition by the Corporation of all or substantially all of its assets to another entity that is not wholly owned by the Corporation; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Corporation (whether directly, indirectly, beneficially or of record). As noted below, the employment agreements are "double trigger" agreements, which require both a change of control and the termination of employment by the Corporation without cause or resignation by the Named Executive Officer for good reason to trigger payment of change of control benefits. "Good reason" generally means (i) a material and adverse change in the Named Executive Officer's status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the Named Executive Officer's base compensation; (iii) a relocation of the Named Executive Officer's place of employment; (iv) the failure to pay material compensation when due; or (v) a change of control of the Corporation, or a sale of all or substantially all of the assets of Corporation, in either case to a private equity investor, unless the Named Executive Officer is acting in concert with such investor.

Keith A. Carrigan, Vice Chairman and Chief Executive Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Carrigan is entitled to: (i) an amount equal to base salary for 36 months; (ii) an amount equal to three times annual bonus at target; (iii) an amount equal to three times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in the Corporation's benefits plans for 36 months; (v) continuance of car allowance and health club benefits for 36 months; (vi) immediate vesting of all outstanding LTIP entitlements; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Carrigan is entitled to the payments and other benefits described above.

        On termination by reason of disability, Mr. Carrigan is entitled to the payments and other benefits described above other than (ii) an amount equal to three times annual bonus at target and (iii) an amount equal to three times the average annual LTIP entitlement based on the prior three years, except that if he is entitled to benefits under the Corporation's short and long term disability programs, his payments are reduced by the amounts he receives under those programs.

        On retirement, Mr. Carrigan is entitled to: (i) continuation of base salary for a three month period from notice of retirement; (ii) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of retirement; (iii) immediate vesting of all outstanding LTIP entitlements; (iv) immediate vesting and continued right to exercise options for their original term; and (v) continued participation in the Corporation's benefits plans for one year.

        On termination for cause or resignation without good reason on written notice, Mr. Carrigan is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Carrigan's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements.

        Mr. Carrigan has agreed not to compete with Progressive Waste Solutions for 24 months following termination of his employment and will not solicit customers or employees for 24 months.

Joseph D. Quarin, President and Chief Operating Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Quarin is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) a payment equal to the cost of Mr. Quarin converting his group insurance policies to private coverage for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Quarin is entitled to the payments and other benefits described above, as paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Quarin is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Quarin is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Quarin's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, prorated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Quarin has agreed not to compete with Progressive Waste Solutions for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

William P. Hulligan, Executive Vice President, U.S. Operations

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Hulligan is entitled to: (i) an amount equal to base salary for the severance period (ie., the balance of term under the agreement); (ii) an amount equal to his annual bonus at target for any completed fiscal year for which the bonus had not been paid and the pro-rated portion of the part year to the termination date, and the pro-rated potion for the severance period; (iii) immediate vesting of and continued right to exercise any options for their original term; (iv) immediate vesting of LTIP shares previously awarded; and (v) payment for any unused vacation days for the calendar year.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Hulligan is entitled to (i) continuation of base salary (at the rate then in effect) up to the termination date; (ii) payment of the annual bonus for any completed fiscal year for which the bonus has not been paid and a pro-rated portion for the part year to the termination date; (iii) payment of an amount equal to two times the base salary and target annual bonus then in effect; (iv) immediate vesting of and continued right to exercise any options for their original term; (v) immediate vesting of LTIP shares previous awarded; and (vi) payment of any unused vacation days for the calendar year.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Hulligan is entitled to payment of outstanding salary to his termination date.

        Mr. Hulligan has agreed not to compete with Progressive Waste Solutions for 24 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Thomas J. Cowee, Vice President and Chief Financial Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Cowee is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in the Corporation's benefits plans for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Cowee is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity-based compensation vests immediately and are exercisable for 24 months.

        On termination by reason of disability, Mr. Cowee is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason, or if he decides not to renew his employment contract, Mr. Cowee is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Cowee's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, prorated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Cowee has agreed not to compete with Progressive Waste Solutions for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason, and will not solicit customers or employees for 24 months.

Thomas L. Brown, Senior Vice President and Chief Operating Officer, IESI

        On termination without cause or resignation for good reason, as defined in the employment agreement, as amended, Mr. Brown is entitled to: (i) an amount equal to two times his base salary; (ii) an amount in respect of bonus and the LTIP entitlement for the lesser of (x) 24 months following termination, and (y) the number of months to Mr. Brown's 65th birthday; and (iii) an amount equal to two times the average annual LTIP entitlement based on the prior two years, to be paid in equal monthly installments.

        On termination without cause within six months preceding or 24 months following a change of control, as defined in the employment agreement, the payments described above will be paid as a lump sum, and all unvested incentive compensation and Share-based compensation shall vest immediately.

        On termination without cause, resignation for good reason, death or disability, Mr. Brown's Bonus Equity Award vests immediately on the date of his termination.

Estimated Payments to Named Executive Officers

        The following table presents, for each of the Named Executive Officers, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination circumstances described in those agreements occurred on December 31, 2011:

Name	Termination Without Cause or Resignation for Good Reason(2)(3)(4)(5) ($)	Disability(6) ($)	Retirement ($)	Death ($)

Keith A. Carrigan(1) Vice Chairman and Chief Executive Officer	8,259,032	N/A	N/A	N/A

Joseph D. Quarin(1) President and Chief Operating Officer	3,673,686	766,649	—	766,649

William P. Hulligan Executive Vice President, U.S. Operations	4,099,887	—	—	2,220,898

Thomas J. Cowee Vice President and Chief Financial Officer	3,049,409	627,387	—	627,387

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	2,697,918	—	—	550,626

Mr. Carrigan's employment agreement with the Corporation was not renewed effective December 31, 2011. Pursuant to the terms for non-renewal, the amount actually paid to him was $8,259,032.

(1)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted into U.S. dollars based on the noon buying rate as reported by the Bank of Canada for December 31, 2011 of C$1.00 = $1.0109.

(2)
Includes, for Mr. Carrigan, Mr. Quarin and Mr. Cowee, the Corporation's election not to renew his employment agreement.

(3)
Includes payments on termination without cause or resignation for good reason within 24 months following a change of control.

(4)
Mr. Brown's employment agreement only provides for termination payments on a termination without cause or resignation for good reason.

(5)
Mr. Carrigan is also entitled to continuation of health care benefits for a period of 36 months.

(6)
If the Named Executive Officer is not entitled to benefits under the Corporation's short and long term disability programs, the maximum payment on termination for disability will be the amount set forth under "Termination Without Cause or Resignation for Good Reason". The amounts in this column represent the maximum entitlement on termination for disability for the Named Executive Officers (other than Mr. Carrigan) if he is entitled to benefits under the Corporation's short and long term disability programs, and is calculated based on immediate vesting of unvested LTIP awards and Bonus Equity Awards as at December 31, 2011.

        The following table provides additional details regarding the components included in the foregoing presentation of the estimated incremental payments from the Corporation to each of the Named Executive Officers, assuming termination without cause or resignation for good reason on December 31, 2011:

Name	Base Salary(2) ($)	Bonus(3) ($)	LTIP(4) ($)	Vesting of LTIP Entitlements and Bonus Equity Awards(5) ($)	Total ($)

Keith A. Carrigan(1) Vice Chairman and Chief Executive Officer	2,199,736	2,639,683	2,641,246	778,367	8,259,032(6)(7)

Joseph D. Quarin(1) President and Chief Operating Officer	1,067,833	1,067,833	771,372	766,649	3,673,686

William P. Hulligan Executive Vice President, U.S. Operations	800,000	800,000	278,988	2,220,898	4,099,887

Thomas J. Cowee Vice President and Chief Financial Officer	900,000	900,000	622,022	627,387	3,049,409

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	800,000	800,000	547,292	550,626	2,697,918

(1)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the noon buying rate as reported by the Bank of Canada for December 31, 2011 of C$1.00 = $1.0109.

(2)
Represents, for Mr. Carrigan, an amount equal to base salary for 36 months, and for Messrs. Cowee, Quarin and Brown, an amount equal to base salary for 24 months.

(3)
Represents, for Messrs. Cowee, Quarin and Brown, an amount equal to two times annual bonus at target.

(4)
The LTIP component is calculated based on the Named Executive Officer's average annual entitlement over the prior three fiscal years, except for that of Mr. Brown, whose average annual entitlement is calculated over the prior two fiscal years.

(5)
Bonus Equity Awards vest on termination without cause and are valued based on the December 31, 2011 closing price of a Share on the NYSE of $19.60. See "— Long-Term Incentive Programs" and "— Employment Agreements".

(6)
Mr. Carrigan is entitled to the continuation of his Executive Benefit Plan for a three year period, the Company DPSP contribution, payment for 10 weeks of unused vacation and other perquisites, which are not included in the amount shown, that are valued at approximately $295,077 in total.

(7)
Mr. Carrigan was paid $8,259,032 pursuant to the terms for non-renewal of his employment agreement.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) ($)		Weighted-average exercise price of outstanding options, warrants and rights(1) ($)	Number of securities remaining available for future issuance under equity compensation plans(1) ($)
Plan Category
Equity compensation plans approved by security holders(4)	2,504,945		$23.28	1,554,500
Equity compensation plans not approved by security holders	—		—	—

Total	2,504,945	(2)	$23.28	1,554,500	(3)

(1)
As of December 31, 2011.

(2)
Represents approximately 2.1% of the Corporation's outstanding Shares as at December 31, 2011.

(3)
Represents approximately 1.7% of the Corporation's outstanding Shares as at December 31, 2011.

(4)
Includes 68,346 options assumed by the Company in connection with the Merger with Waste Services, Inc.

Composition of the Compensation Committee

        During the year ended December 31, 2011, the Compensation Committee assisted the board of directors in determining and administering the compensation for the senior officers of the Corporation and its subsidiaries. The following individuals served as the members of the Compensation Committee during the fiscal year ended December 31, 2011: Mr. Daniel Dickinson (Chair), Mr. Michael G. DeGroote, Mr. Michael H. DeGroote (from July, 26, 2011), John T. Dillon (from July 26, 2011), Mr. James J. Forese, Mr. Douglas W. Knight, and Mr. Daniel R. Milliard.

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee during 2011 was an officer, employee or former officer or employee of the Corporation or any of its subsidiary entities or affiliates.

COMPENSATION OF DIRECTORS OF THE CORPORATION

        The Compensation Committee is responsible for reviewing directors' compensation and recommending changes to our board of directors. In determining director compensation, the Committee is guided by the following compensation principles/philosophy:

  •
  compensation is appropriate and competitive with the median of the U.S. market;

  •
  the compensation is competitive and fair considering the time, effort and commitment of the directors; and

  •
  the mix and level of compensation should be reviewed against the North American waste management comparator group as well as a broader comparator group of Canadian/U.S. public companies of comparable complexity and size.

        In 2009, the Compensation Committee engaged an external consultant, Mercer, to assist in the selection of an appropriate comparator group and to collect market data. After reviewing the market data and applying the above compensation principles, the Compensation Committee made its recommendations to our board of directors and the board approved changes effective July 1, 2009.

Pay Benchmarking

        The comparator group in the August 31, 2009 market data analysis consisted of a group of North American waste management companies with median revenues of $1,002 million, which approximated the Progressive Waste Solution's revenue at that time, and median market capitalization of $1,607 million. In order to provide a broader perspective on compensation levels for directors, the Compensation Committee also reviewed compensation data for about 150 U.S. companies from Mercer's database with revenues between $500 million to $2 billion. For non-executive chairman compensation levels, the Compensation Committee also reviewed Canadian market data from Mercer's Canadian Mid-Size 60 Core Research Group.

        The North American waste management comparator group companies included in the Mercer review was:

Casella Waste Systems Inc.	Stericycle Inc.
Clean Harbors Inc.	Waste Connections, Inc.
Newalta Income Fund	Waste Management, Inc.
Republic Services, Inc.	Waste Services, Inc.

        In assessing the competitiveness of the directors' total compensation, the Compensation Committee reviewed the market data presented by Mercer. Based on that market data the directors' total compensation program was generally positioned in the bottom quartile of the waste management comparator group and the broader U.S. market, and between the 25th percentile and the median of the broader Canadian market.

        The Compensation Committee uses market data benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for directors' compensation.

Directors' Compensation Arrangements

        Directors receive their compensation in Canadian funds but their compensation is reported in U.S. dollars in this Circular. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange of 1.011 in the period January 1, 2011 through December 31, 2011.

        Based, in part on the results of the Mercer analysis, the Compensation Committee determined to increase compensation and effective July 1, 2009 adopted a flat fee compensation approach for directors. The Compensation Committee believes that approach compensates directors for involvement rather than meeting attendance, i.e., directors are paid for the "job" and not for participation in a series of meetings and committees. These compensation levels are competitive with the median total compensation for directors among the waste management comparator group and the median total compensation for directors among the broader U.S. market:

  •
  $135,000 Canadian annual retainer for being a member of our board of directors;

  •
  $200,000 Canadian annual retainer for the Chair of our board of directors;

  •
  $20,000 Canadian additional annual retainer for being the Chair of the Audit Committee;

  •
  $10,000 Canadian for the Chair either of the Compensation Committee or the Governance and Nominating Committee;

  •
  total compensation to directors would be paid 50% in cash and 50% in director Share units/LTIP, and;

  •
  no additional meeting or committee membership fees would be paid.

Directors' Compensation Table

        During the year ended December 31, 2011, a total of $77,968 was paid in respect of reimbursement of expenses incurred by the directors relating to travel and other expenses attributable to attending board and board committee meetings. Keith A. Carrigan, the Vice Chairman & Chief Executive Officer of the Corporation, and Joseph D. Quarin, the President and Chief Operating Officer of the Corporation, were not entitled to compensation for acting in the capacity of director of the Corporation; however, all their expenses were paid by the Corporation or a subsidiary.

Name	Fees Earned(1) ($)	Share Based Awards(1) ($)	Total(1) ($)
James J. Forese	126,411	75,793	202,204
Michael G. DeGroote	68,261	86,227	154,488
Michael H. DeGroote	51,196	50,170	101,336
Daniel M. Dickinson	85,318	50,170	135,488
John T. Dillon	51,196	50,170	101,366
Douglas W. Knight	78,316	78,392	156,708
Daniel R. Milliard	73,303	73,295	146,598

(1)
Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2011 of C$1.00 = $1.011.

Director Share Ownership Guideline

        On August 3, 2006, the board of trustees approved a Unit Ownership Program for trustees of the Fund, which has been continued for the directors of the Corporation. The program, as amended on July 1, 2009, provides that by the later of June 30, 2014 or five years from the date of joining the Board, each director will be required to own Shares of the Corporation having a purchase value or fair market value, whichever is higher, equivalent to three times his or her annual retainer. As of March 30, 2012, the directors of the Corporation beneficially owned 439,620 shares of the Corporation.

Director Retirement Policy

        The Corporation does not have a retirement policy for directors.

Other Information

Succession Planning

        The board of directors, with the assistance of the Compensation Committee, oversees the succession planning process, annually reviewing the Corporation's leadership development strategies and succession plans for key leadership roles. Effective January 1 2012, Joseph D. Quarin became Vice Chairman and Chief Executive Officer of the Corporation and William P. Hulligan became President and Chief Operating Officer.

Meetings of Independent Directors

        At each regularly scheduled meeting of the board of directors and committees, and at most other meetings, the independent directors meet without non-independent directors and members of management in attendance.

Director Education

        The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give directors timely access to the information they need to carry out their duties. The directors periodically visit operating facilities. Directors may also attend education programs at the Corporation's expense.

        The directors with the assistance of Mercer Delta conducted an assessment of the effectiveness and contribution of the directors and committees in 2006 and in 2009. The directors intend to conduct another evaluation in 2012 which will include the use of formal questionnaires and individual interviews.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        As of March 30, 2012, none of the current or former directors, executive officers or employees of the Corporation or its subsidiary entities were indebted to the Corporation or any of its subsidiaries.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following table describes the Corporation's governance practices. For convenience, these are organized by reference to the requirements set out in National Instrument 58-101 of the Canadian Securities Administrators ("NI 58-101").

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
1. Board of Directors	Yes	A majority of the members of our board of directors are independent. The independent directors are as follows:

•       Michael G. DeGroote

•       Michael H. DeGroote

•       Daniel M. Dickinson

•       John T. Dillon

•       James J. Forese

•       Douglas W. Knight

•       Daniel R. Milliard

The following directors are not independent: • Keith Carrigan • Joseph D. Quarin
The directors have determined that Mr. Carrigan and Mr. Quarin are considered to be non-independent as a result of their positions as executive officers of the Corporation.

The following directors are presently a director of another reporting issuer or public company in a foreign jurisdiction:

•       Michael H. DeGroote serves on the board of directors of CBIZ, Inc.;

•       Daniel M. Dickinson serves on the board of directors of Caterpillar Inc. and MISTRAS Group, Inc.;

•       John T. Dillon serves on the board of directors for Kellogg Company; and

•       James J. Forese serves on the board of directors of MISTRAS Group,  Inc.

The attendance record of each director for board meetings is as follows:

•       Keith A. Carrigan: 5 of 6 meetings

•       Michael G. DeGroote: 6 of 6 meetings

•       Michael H. DeGroote: 3 of 3 meetings

•       Daniel M. Dickinson: 6 of 6 meetings

•       John T. Dillon; 3 of 3 meetings

•       James J. Forese: 6 of 6 meetings

•       Douglas W. Knight: 6 of 6 meetings

•       Daniel R. Milliard: 5 of 6 meetings

•       Joseph D. Quarin: 2 of 2 meetings

Prior to, or following each meeting of our board of directors, the independent directors hold a separate meeting at which non-independent directors and members of management do not attend.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
The Chairman's role is to facilitate open and candid discussion among the independent directors. The Corporation's non-executive Chairman, James J. Forese, is an independent director.

The attendance record for members of the Audit Committee is as follows:

•       Douglas W. Knight (Chair): 5 of 5 meetings

•       Michael H. DeGroote: 2 of 2 meetings

•       Daniel M. Dickinson: 4 of 5 meetings

•       John T. Dillon: 2 of 2 meetings

•       James J. Forese: 5 of 5 meetings

•       Daniel R. Milliard: 4 of 5 meetings

The attendance record for members of the Compensation Committee is as follows:

•       Daniel M. Dickinson (Chair): 6 of 6 meetings

•       Michael G. DeGroote: 6 of 6 meetings

•       Michael H. DeGroote: 3 of 3 meetings

•       John T. Dillon: 3 of 3 meetings

•       James J. Forese: 6 of 6 meetings

•       Douglas W. Knight: 6 of 6 meetings

•       Daniel R. Milliard: 5 of 6 meetings

The attendance record for members of the Governance and Nominating Committee is as follows:

•       Daniel R. Milliard (Chair): 5 of 6 meetings

•       Michael G. DeGroote: 5 of 6 meetings

•       Michael H. DeGroote: 2 of 2 meetings

•       Daniel M. Dickinson: 6 of 6 meetings

•       John T. Dillon: 2 of 2 meetings

•       James J. Forese: 6 of 6 meetings

•       Douglas W. Knight: 6 of 6 meetings

The attendance record for members of the Environmental, Health and Safety Committee during 2011 is as follows:

•       James J. Forese (Chair): 4 of 4 meetings

•       Keith A. Carrigan: 4 of 4 meetings

•       Michael H. DeGroote: 2 of 2 meetings

•       John T. Dillon: 2 of 2 meetings

•       Daniel R. Milliard: 4 of 4 meetings

•       Joseph D. Quarin: 1 of 1 meetings

2. Board Mandate	Yes	Our board of directors has a written mandate, which is attached hereto as Schedule B.
3. Position Descriptions	Yes	Written position descriptions for the chair of the board of directors and the chair of each committee and for each of the President and Chief Executive Officer positions have been approved.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The board of directors and the Compensation Committee have implemented the following in respect of succession planning:

•       The board and the Compensation Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the Chief Executive Officer and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•       The board of directors annually reviews and assesses the succession plans for the Chief Executive Officer.

•       The Compensation Committee assists the board of directors in its oversight responsibilities regarding succession planning, and annually reviews the Corporation's leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•       The Compensation Committee reports to the board of directors at least annually on succession planning.

•       The performance objectives of the Chief Executive Officer include ensuring solid succession for senior executive roles.

4. Orientation and Continuing Education	Yes

The Governance and Nominating Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of the Corporation's business, the role of the board of directors and its committees and the contribution that individual directors are expected to make. New directors also meet with senior officers to discuss business functions and activities.

For new and existing board members, the Corporation also prepares and keeps orientation materials, which contain information concerning: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the business carried on by the Corporation and its subsidiaries. A general orientation package including materials with respect to the board of director's mandate and the mandate of each committee of the board of directors, the Corporation's disclosure policy, the Corporation's code of conduct, an overview of the Corporation's approvals policy and an overview on landfills and landfill development is provided to directors.

The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give the board of directors timely access to the information it needs to carry out its duties. In particular, directors:

•       receive a comprehensive package of information prior to each board and committee meeting;

•       are involved in setting the agenda for board and committee meetings; and

•       have full access to senior management and employees.

Directors may also attend external education programs at the Corporation's expense.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
5. Ethical Business Conduct	Yes

A Code of Conduct applicable to all employees, officers and directors was implemented by the Board of Directors. A Code of Ethics for Senior Executives was implemented as well by the board. A copy of the Code of Conduct is available at www.sedar.com and at www.iesi-bfc.com and a copy of the Code of Ethics is available from the Vice-President, Investor and Employee Relations via phone: 905-532-7517 or email: investorrelations@progresivewaste.com. To facilitate compliance with the Code, the Code of Conduct includes mandatory procedures with respect to the reporting of conflicts of interest.

No reports have been filed pertaining to any conduct of a director, trustee or executive officer that constitutes a departure from the Code.
The Code includes requirements with respect to the avoidance of self-dealing conflicts of interests. The Code provides for a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with the Code.
Through the Code, our board of directors encourages and promotes a culture of ethical business conduct.
6. Nomination of Directors	Yes

The Governance and Nominating Committee is composed of seven members and all of them are independent.
The Governance and Nominating Committee has an established policy that directors must attend more than 75% of all regularly scheduled board and committee meetings (subject to valid excuses).

The Governance and Nominating Committee is responsible for the nomination of directors, and examines the size, composition and structure of the board of directors and makes recommendations with respect to individuals qualified for appointment. The Governance and Nominating Committee is also responsible for, among other things, the following:

•       establishing and implementing procedures to review the contributions of individual directors;

•       evaluating the effectiveness of the board of directors and committees;

•       assessing that adequate structures and procedures are in place to permit the board of directors to effectively discharge its duties and responsibilities; and

•       evaluating organizational structures and plans for the succession of senior executives.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
7. Compensation	Yes

The process by which the board determines the compensation of directors and officers involves a determination on an annual basis by the Compensation Committee, composed entirely of independent directors, which reviews and recommends to the directors, for approval, the remuneration of directors and senior management. See also "Executive Compensation — Compensation Discussion and Analysis".

In 2009, Mercer completed a competitive market benchmarking analysis for the Corporation's executives and the independent directors which will be updated in 2012.
8. Other Board Committees	Yes	Environmental, Health and Safety Committee. The function of the committee is to establish and monitor the effectiveness of safety, health and environmental policies and systems.
9. Director/Board Assessments	Yes

The board of directors with the assistance of Mercer Delta conducted an evaluation of its effectiveness and contributions in 2006 and 2009. These evaluations assessed the effectiveness and contribution of the board of directors, the board committees and the board chair. Mercer Delta also coordinated the preparation, completion and analysis of a director self-assessment evaluation.

*
"Yes" indicates that the corporate governance practices of the Corporation and its subsidiaries, as applicable, generally comply with the NI 58-101 requirement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has policies of insurance for the directors and officers of the Corporation and the directors and officers of its subsidiary entities.

        The aggregate limit of liability applicable to those insured directors and officers under the policies is $50 million, inclusive of costs to defend claims. Under the policies, the Corporation will have a $30 million limit of liability in reimbursement coverage to the extent that it has indemnified the directors and officers in excess of the deductible of $250,000 for each loss. The insured directors and officers also have a $20 million limit of liability designated to claims in which no indemnification is provided by the Corporation. The policies include coverage for claims under securities laws and insurance against any legal obligations to pay on account of any such claims.

        For the period from January 1, 2011 to December 31, 2011, the total premium paid on the policies was $445,255. Because the policies are subject to aggregate limits of liability, the amount of coverage may be diminished or exhausted by any claims made thereon. Also, continuity of coverage is contingent upon the availability of renewal insurance, or of replacement insurance without a retroactive date so as not to limit coverage for prior wrongful acts.

ADDITIONAL INFORMATION

        Financial information for the financial year ended December 31, 2011 is provided in the Corporation's annual financial statements and management's discussion and analysis ("MD&A") which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Corporation at 400 Applewood Crescent 2nd Floor, Vaughan, Ontario L4K 0C3.

        The Corporation's annual information form includes additional information on the Audit Committee in the sections entitled "Audit Committee Information" and "Schedule A — Audit Committee Charter", including the relevant education and experience of the Audit Committee members.

        To obtain a copy of the Corporation's latest annual information form, Annual Report, this Circular or other information relating to the Corporation, please visit the Corporation's SEDAR profile at www.sedar.com or our website at www.progressivewaste.com.

OTHER MATTERS

        The directors know of no other amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL OF DIRECTORS

        The contents of this Circular and its sending to Voting Shareholders have been approved by the board of directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS
"William Chyfetz"
WILLIAM CHYFETZ Vice President, Associate General Counsel and Secretary

Toronto, Ontario
April 2, 2012

 SCHEDULE A

RESOLUTION TO CONFIRM THE AMENDMENT OF BY-LAW NO. 1
OF THE CORPORATION

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

By-law No. 1 of Progressive Waste Solutions Ltd. (the "Corporation"), amended by a resolution of the board of directors of the Corporation as set forth below, is hereby confirmed:

1.    Section 3.2 of By-Law No. 1 of the Corporation is deleted in its entirety and replaced with the following:

"Quorum. A quorum of directors shall be fifty percent (50%) of the number of directors or such greater number as the directors or shareholders may from time to time determine."

2.    The last sentence of Section 3.6 of By-Law No. 1 of the Corporation is deleted in its entirety.

3.    Section 4.5 of By-Law No. 1 of the Corporation is deleted in its entirety and replaced with the following:

"Secretary. The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal, if any, and shall have such other powers and duties as the directors or the chief executive officer may determine."

4.    Section 6.1 of By-Law No. 1 of the Corporation is deleted in its entirety and replaced with the following:

"Quorum. A quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting and holding personally or representing as proxies, in the aggregate, twenty-five percent (25%) of the eligible vote."

5.    Section 6.2 of By-Law No. 1 of the Corporation is deleted in its entirety.

6.    Section 7.4 of By-Law No. 1 of the Corporation is deleted in its entirety and replaced with the following:

"Unclaimed Dividends. To the extent permitted by applicable law, any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation."

7.    Section 8.1 of By-Law No. 1 of the Corporation is deleted in its entirety and replaced with the following:

"Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chairman of the Board, the Vice Chairman and Chief Executive Officer, the President and a Vice-President together with one of the Secretary and the Treasurer or in such other manner as the directors may determine."

A-1

 SCHEDULE B

PROGRESSIVE WASTE SOLUTIONS LTD.

MANDATE OF THE BOARD OF DIRECTORS and
CORPORATE GOVERNANCE GUIDELINES

        The purpose of this document is to summarize the roles and responsibilities of the board of directors (the "Board") and governance guidelines which align the interests of the Board and management with long term shareowner value of Progressive Waste Solutions Ltd. (the "Corporation").

1.     Role

  In addition to fulfilling the duties of directors of a corporation as prescribed by applicable law, the role of the directors is to focus on governance and stewardship of the Corporation. Their role is to review and approve corporate direction (strategy), assign primary responsibility to senior officers ("Management") for achievement of that direction, oversee the Corporation's operations through the supervision of Management, establish executive authorities and monitor performance against those objectives.

2.     Responsibilities

  To fulfill their role, directors will:

  (a)
  Establish and Monitor Strategic Plans, Performance Objectives and Compensation Plans

  •
  Review and approve broad strategic objectives for the Corporation and establish values against which the Corporation's performance will be measured.

  •
  Review and approve management's strategic and operational plans and ensure consistency with long term corporate goals.

  •
  Determine appropriate criteria against which to evaluate performance.

  •
  Review and approve major organizational changes and significant human resource policies and programs. Annually review succession plan for senior management.

  •
  Approve the CEO and senior executive compensation plans and ensure this compensation is linked to corporate performance.

  •
  Approve the Corporation's dividend policy and quarterly dividend payments.

  •
  Approve significant business expansions, alliances, joint ventures, mergers and acquisitions.

  (b)
  Monitor Corporate and Executive Performance

  •
  Monitor the Corporation's performance against strategic plans and annual performance targets.

  •
  Set targets against which to measure executive performance and annually evaluate CEO and Management performance.

  •
  Assess and monitor the principal risks of the business in which the Corporation is engaged and oversee matters relating to the ethical, legal, regulatory and financial integrity of the Corporation.

  •
  Ensure that the CEO and other executive officers create a culture of integrity, ethics and continuous improvement throughout the organization.

  •
  Recommend to shareholders the appointment of the Corporation's external auditor, pursuant to the recommendation of the Audit Committee, and set the external auditor's compensation.

  (c)
  Establish Shareholder Expectations for Corporate Performance Through Effective Communication with Shareholders

  •
  Ensure there is effective communication between the Corporation and the shareholders, other stakeholders, and the public.

  •
  Approve the Disclosure Policy and oversee effective disclosure and implementation.

  •
  Approve the Corporation's quarterly and annual financial results, MD&A, and management proxy circulars.

  (d)
  Develop Board Processes, Leadership Structure and Standards and Monitor Compliance

  •
  Develop procedures relating to the conduct of the directors and the fulfillment of the Board's responsibilities.

  •
  Set standards for the Corporation in terms of moral and ethical norms, as well as corporate social responsibility.

  •
  Monitor compliance with the Corporation's Code of Conduct (the "Code").

  •
  Ensure that the Audit Committee promptly investigates complaints or concerns received by the Corporation about ethical, accounting or audit matters.

  •
  Annually appoint the Chairperson of the Board, who must be an independent director. The Chairperson serves a variety of roles including reviewing and approving board agendas, meeting material and schedules to confirm the appropriate topics are reviewed and adequate time is allocated to each; presiding at Board meetings, sessions of independent directors, and annual general meetings of shareholders; serving as a liaison between the Board and CEO particularly regarding feedback of independent Board member discussions when the CEO is not present; calling an executive session of independent directors; and, in conjunction with the Board, is responsible for managing the performance evaluation of the CEO.

  •
  Annually recommend qualified and independent individuals to be nominated for election to the Board, based on the advice of the Governance and Nominating Committee.

  •
  Monitor and annually evaluate the effectiveness and contribution of the Board, its committees and individual directors, including the existing Board structure, processes and composition.

  •
  Annually review the Board Mandate, Governance Guidelines and any other documents or practices used by the Board in fulfilling its responsibilities.

3.     Committees

  The Corporation's current committee structure includes the following committees: Audit; Governance and Nominating; Compensation; Environmental Health and Safety. The mandates of each standing committee are reviewed periodically by the Governance and Nominating Committee with a view to delegating to committees the authority of the Board concerning specified matters appropriate to each committee. The members of each committee, and the chair of each committee, are appointed by the Board annually.

4.     Governance Principles and Guidelines

  •
  A majority of the directors and all of the members of the Audit, Compensation and Governance and Nominating Committees are required to meet the independence requirements of the New York Stock Exchange and the Toronto Stock Exchange. Only one Management director (the CEO) may be nominated to the Board.

  •
  No director may serve as a director, officer or employee of a competitor and no director shall serve on more than four other public company boards.

  •
  The independent directors will meet at regularly scheduled sessions at least quarterly without management present, and will meet in camera after every Board meeting.

  •
  Directors must attend at least 75% of all regularly scheduled Board meetings and relevant Committee meetings.

  •
  The Board will have unrestricted access to the Corporation's officers and employees and will be provided with the internal and external resources necessary to carry out its duties.

  •
  Annually the Board (through the Governance and Nominating Committee) will conduct a review of director performance.

  •
  The Board is made up of directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise, and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications in the context of the needs of the Board.

  •
  All directors are expected to comply with stock ownership guidelines for directors, under which they are each expected to hold three (3) times their respective annual retainer, prior to June 30, 2014 or within five (5) years of their election to the Board, whichever is later. Directors may not purchase financial instruments to hedge a decrease in the market value of shares held for purposes of the stock ownership guidelines.

  •
  A retiring or departing CEO will resign from the Board upon retirement or departure and/or will not be re-nominated to the Board at the annual general meeting of shareholders following the CEO's retirement or departure.

QuickLinks

  Exhibit 99.2
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR DATED APRIL 2, 2012
THE CORPORATION
PROXY SOLICITATION AND VOTING AT THE MEETING
VOTING SHARES AND GOVERNANCE ARRANGEMENTS
PRINCIPAL SHAREHOLDERS
MATTERS TO BE CONSIDERED AT THE MEETING
EXECUTIVE COMPENSATION
Total Return from December 31, 2006 to December 31, 2011
COMPENSATION OF DIRECTORS OF THE CORPORATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
ADDITIONAL INFORMATION
OTHER MATTERS
APPROVAL OF DIRECTORS
SCHEDULE A RESOLUTION TO CONFIRM THE AMENDMENT OF BY-LAW NO. 1 OF THE CORPORATION
SCHEDULE B PROGRESSIVE WASTE SOLUTIONS LTD. MANDATE OF THE BOARD OF DIRECTORS and CORPORATE GOVERNANCE GUIDELINES